Management’s Discussion and Analysis

Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2020
1.     HIGHLIGHTS

FINANCIAL1
FOURTH QUARTER OF FISCAL 2020

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q4-2020	Q4-2019	Variance $	Variance %
Income Statement
Revenue		$977.3	$1,022.0	$(44.7)	(4%)
Segment operating income (SOI)[1]		$146.5	$170.4	$(23.9)	(14%)
SOI before specific items[1]		$193.9	$177.2	$16.7	9%
Net income attributable to equity holders of the Company		$78.4	$122.3	$(43.9)	(36%)
Basic and diluted earnings per share (EPS)		$0.29	$0.46	$(0.17)	(37%)
Net income before specific items[1]		$122.3	$127.5	$(5.2)	(4%)
EPS before specific items[1]		$0.46	$0.48	$(0.02)	(4%)
Cash Flows
Free cash flow[1]		$185.1	$116.8	$68.3	58%
Net cash provided by operating activities		$246.3	$166.3	$80.0	48%
Financial Position
Capital employed[1]		$4,944.0	$4,292.2	$651.8	15%
Non-cash working capital[1]		$6.0	$41.4	$(35.4)	(86%)
Net debt[1]		$2,365.7	$1,882.2	$483.5	26%
Return on capital employed (ROCE)[1]	%	9.1%	11.9
ROCE before specific items	%	10.7%	12.9
Backlog
Total backlog[1]		$9,458.1	$9,494.9	$(36.8)	—%
Order intake[1]		$778.8	$1,414.4	$(635.6)	(45%)
Book-to-sales ratio[1]		0.80	1.38
Book-to-sales ratio for the last 12 months		1.05	1.20

FISCAL 2020

(amounts in millions, except per share amounts)		FY2020	FY2019	Variance $	Variance %
Income Statement
Revenue		$3,623.2	$3,304.1	$319.1	10%
Segment operating income		$537.1	$480.6	$56.5	12%
SOI before specific items		$590.4	$487.4	$103.0	21%
Net income attributable to equity holders of the Company		$311.4	$330.0	$(18.6)	(6%)
Basic earnings per share		$1.17	$1.24	$(0.07)	(6%)
Diluted earnings per share		$1.16	$1.23	$(0.07)	(6%)
Net income before specific items		$359.7	$335.2	$24.5	7%
EPS before specific items		$1.34	$1.25	$0.09	7%
Cash Flows
Free cash flow		$351.2	$323.8	$27.4	8%
Net cash provided by operating activities		$545.1	$530.4	$14.7	3%

Specific items include the impacts of the integration of Bombardier's Business Aviation Training Business (BBAT) in fiscal 2019. In fiscal 2020, specific items also include the impacts of Defence and Security's reorganizational costs and the impact of the goodwill impairment charge recognized in Healthcare.

1 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2020 I 1

Management’s Discussion and Analysis

IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE's business. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic resulted in the closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. For the Defence and Security segment, delays were experienced in the awarding of new contracts and in the execution and advancement of certain programs. For the Healthcare segment, customers were primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects.

To date, we have implemented several flexible measures to protect our financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks and temporary layoffs, as well as a suspension of our common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. We have recalled 1,500 employees as a result of government relief programs but there is uncertainty as to how long these programs could last.

You will find more details on the impacts of the COVID-19 pandemic on our business in About CAE, Results by segment, Business risk and uncertainty and Use of judgements, estimates and assumptions.

ADOPTION OF IFRS 16 - LEASES
Effective April 1, 2019 we adopted IFRS 16 - Leases using the modified retrospective approach. The modified retrospective approach applies the requirements of the standard retrospectively with the cumulative effects of initial application recorded in opening retained earnings as at April 1, 2019, and with no restatement of the comparative periods. Comparative information continues to be reported under IAS 17 - Leases and related interpretations. The impacts of adoption on our consolidated statement of financial position and consolidated income statement are discussed further in Changes in accounting policies.

BUSINESS COMBINATIONS

–	On April 26, 2019, we acquired the remaining equity interest in Pelesys Learning Systems Inc. (Pelesys), a global leader in the provision of aviation training solutions and courseware;

–	On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, expanding our cadet training capabilities in Europe.

OTHER

–
On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM Holdings, Inc. (SIMCOM), an operator of a wide range of jet, turboprop and piston powered aircraft simulators and training devices;

–	In December 2019, we issued unsecured senior notes of US$100.0 million, maturing in December 2034, and repaid unsecured senior notes amounting to $95.0 million, which matured during the month;

–
After considering the general economic conditions and the deterioration in the global economic environment from the uncertainties of the COVID-19 pandemic, we recorded an impairment charge of $37.5 million relating to goodwill acquired in previous business acquisitions in Healthcare.

EVENTS AFTER THE REPORTING PERIOD

–
On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and mitigate the impact on our employees. The measures include temporarily laying off 2,600 of our 10,500 employees and placing another 900 employees on a reduced work week and the suspension of our common share dividend and normal course issuer bid (NCIB);

–	On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provides access to additional liquidity and further strengthens our financial position;

–
On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic;

–
On April 20, 2020, we announced that we have recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program, impacting approximately 1,500 employees. We have accessed and are working to access government support programs in countries in which we operate;

–	On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million.

2 I CAE Financial Report 2020

Management’s Discussion and Analysis

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2020 mean the fiscal year ending March 31, 2020;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2019;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of May 22, 2020 and includes our management’s discussion and analysis (MD&A) for the year and the three‑month period ended March 31, 2020 and the consolidated financial statements and notes for the year ended March 31, 2020. We have prepared it to help you understand our business, performance and financial condition for fiscal 2020. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the financial report for the year ended March 31, 2020. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Events after the reporting period;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Financial Report 2020 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, natural or other disasters, environmental laws and regulations, climate change, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are
CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission
Through the training we provide, our mission is to make air travel safer, defence forces mission ready and healthcare safer.
3.3       Our vision
Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.
3.4       Our strategy
We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and mixed reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six pillars of strength
We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–	High degree of recurring business;

–	Strong competitive moat;

–	Headroom in large markets;

–	Underlying long-term secular tailwinds;

–	Potential for superior returns;

–	Culture of innovation.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

4 I CAE Financial Report 2020

Management’s Discussion and Analysis

Strong competitive moat
Our global training network, unique end-to-end cadet to captain training solutions, digitally-enabled training systems, training systems integrator expertise, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Underlying long-term secular tailwinds
The civil aviation sector is expected to grow over the long-term as passenger traffic recovers, and in defence and security, the market is expected to continue to grow with an emphasis on the operational readiness of defence forces. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Potential for superior returns
In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns.

Culture of innovation
We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, mixed reality and digital technologies, which are shaping the future of training.
3.5       Our operations
We provide integrated training solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
In late December 2019, a novel coronavirus (SARS-CoV-2/COVID-19) was identified with original cases in China and cases subsequently confirmed in multiple countries throughout the world. The outbreak was declared a Public Health Emergency of International Concern on January 30, 2020 and was subsequently categorized as a pandemic by the World Health Organization on March 11, 2020. The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the virus while seeking to maintain essential services. These measures have included, without limitation, travel bans, border restrictions, lockdown protocols and self-isolation measures.

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business and financial results, for as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced, and such adverse effects could be material.

The COVID-19 pandemic started impacting several operational locations and markets across the globe starting in January and February in Asia, and through the rest of the world in March 2020. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where commercial airlines are experiencing significant financial challenges, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customer’s acquisition priorities. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

CAE Financial Report 2020 I 5

Management’s Discussion and Analysis

Impacts to CAE's operations
Civil Aviation
Pilot training is an essential service and critical to maintaining our customers' operations, however, with the global airline industry facing a severe and abrupt drop in air passenger travel and with airlines and business jet operators having to ground a majority of their aircraft, we have experienced a significant drop in demand for our training services. Reduction in demand combined with public directives resulted in 19 of our civil aviation training locations, representing approximately one-third of our training network, suspending operations and another 10 training centres operating at significantly reduced capacity as at March 31, 2020. By the beginning of May 2020, 13 training centres were closed and 15 of the training centres that remained open were operating at reduced capacities. In addition to disruptions to our civil training centre network, under public directives, we also had to suspend most manufacturing operations of civil simulator products starting on March 25, 2020; with gradual recommencement of manufacturing operations in May 2020.

Reductions in domestic and international passenger demand have severely impacted the aviation industry. Our commercial airline customers are deferring initial training for new pilots and in some cases, airlines have sought temporary deferrals of pilot recurrent training requirements from local authorities. Business aviation activity has also reduced due to self-isolation measures, travel bans, border restrictions and lockdown protocols. This has resulted in considerably lower training utilization than normal in the fourth quarter of fiscal 2020, which has been reflected in our results for the quarter. To preserve resources, airlines are also deferring new aircraft deliveries and seeking financial help from local governments. This will likely result in lower simulator orders for the upcoming fiscal year than in recent years and some delays in the execution of our backlog. CAE continues to work closely with our customers to monitor the situation and support their needs.

The financial impact from the decreased training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to significantly negatively impact the operations and financial performance of fiscal of the upcoming fiscal year. The current view for fiscal year 2021 is for a material decrease in operational and financial performance in the first half, and for the second half of the year to potentially begin to inflect positively, as markets are expected to begin to reopen, and travel restrictions are eased.

Defence and Security
While the COVID-19 pandemic has severely impacted all sectors of society, governments have reaffirmed the critical role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. In countries where we have significant operations, most of those governments have classified the defence market as an essential service and determined that some level of training must continue to meet readiness requirements in support of national security. Consequently, only six defence operational sites were closed, which means that over 90% of the sites where we provide services have remained open at full or reduced capacity. Manufacturing operations for defence simulator products have continued during the pandemic, however, execution has been disrupted by mobility limitations and client access restrictions.

Despite some of the mitigating initiatives taken by governments, there have been negative implications on CAE’s defence business segment due to the pandemic. We have a range of programs with defence and OEM customers globally that have experienced project advancement delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Some of the required progress and acceptance testing has continued with virtual meetings and remote work procedures, but delays have impacted some key milestones negatively affecting revenue and operating profit. In addition, there have been delays in the awarding of new contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. These delays impacted order intake during the fourth quarter, and we expect a continued delay in the awarding of new contracts during at least the first half of fiscal year 2021.

Healthcare
In Healthcare, a large contingent of the market for simulation products are medical and nursing schools who have also come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020, as border restrictions were implemented, and in Europe and in North America later in March. In the hospital market, our customers are primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which could result in less focus and budget for normal operations and training projects in the near term. Manufacturing operations for healthcare products also continued during the pandemic.

You will find more details on the financial impacts of COVID-19 on our businesses in Results by segment.

Social impact
To help in the fight against COVID-19, our CAE engineers and scientists have designed an easy-to-use, maintainable, easy-to-manufacture ventilator prototype to provide life support to patients in intensive care. In April 2020, CAE was selected by the Canadian government to design and manufacture 10,000 of these CAE Air1 ventilators to support the COVID-19 pandemic.

CAE has also provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. The CAE team launched simulation-based training solutions, both web and hardware based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives. Additionally, CAE is leveraging its global supply chain to source scarce N95 masks for humanitarian purposes in support of front-line health workers. To date, CAE has secured some 600,000 N95 masks which have been delivered to the Governments of Quebec and Manitoba, doing our part to help keep healthcare-workers safe.

6 I CAE Financial Report 2020

Management’s Discussion and Analysis

Measures to bolster liquidity and mitigate the impacts to our business
To address the negative impact of COVID-19, CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic to attenuate the impact on our employees, to ensure CAE preserves the necessary liquidity through this downturn and to ensure that we will be in a position of strength to serve our customers when the markets begin to recover from this pandemic. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor, on a daily basis, the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE and to implement necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety, supporting customers’ critical operations and ensuring business continuity.

To date, CAE has implemented several flexible measures to protect our financial position and preserve liquidity and reduce operating costs, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks and temporary layoffs, as well as a suspension of our common share dividend and share repurchase plan in response to the impact of the COVID-19 pandemic. At the same time, we have taken initiatives to renegotiate contracts with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. We have also successfully negotiated payment deferrals on certain lease liabilities and government royalty and R&D obligations. Subsequent to the year-end, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position.

As at March 31, 2020, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at March 31, 2020 was $1.5 billion, including $946.5 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. With the addition of our new revolving credit facility and increased limit on our receivable purchase program subsequent to the year-end, we have available liquidity of $2.1 billion. We believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash generated from our operations will be sufficient to provide liquidity for our operations over the foreseeable future.

To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world. In April 2020, through the Canadian CEWS program, CAE was able to recall all temporarily laid-off employees in Canada. We have accessed and are working to access government support programs in countries in which we operate.

Resiliency of CAE's business
We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We have taken decisive yet flexible actions to help protect our people and operations over the short-term and to give us the necessary agility to resume long-term growth when global air travel eventually returns.

In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions, have been curtailed significantly, recurrent training to maintain certification is non‑discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining U.S. Federal Aviation Administration (FAA) and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations. Our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in-house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we expect some requests for deferrals, order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements.

For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows. This, combined with our Defence backlog, provides an additional layer of diversification for our business. We have also demonstrated our ability to adapt in these challenging circumstances with, for example, the development of a range of offboard instructor operator station (IOS) solutions which are now being offered to global defence customers. These offboard IOS solutions help address social distancing requirements by removing the instructor from the cockpit of the simulator and still providing the required features and functionality to continue conducting training and mission rehearsal exercises.

We see future opportunities arising in the Healthcare business including our new CAE Air1 ventilator product line, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning (INACSL) and the Society for Simulation in Healthcare (SSH) who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic.

CAE Financial Report 2020 I 7

Management’s Discussion and Analysis

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 306 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world and has over 30 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airlines and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Expected long-term growth or renewal of the active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.

Pilot training and certification regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization, European Aviation Safety Agency (EASA), and the FAA.

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.
2 Non-GAAP and other financial measures (see Section 3.7).

8 I CAE Financial Report 2020

Management’s Discussion and Analysis

Expected long-term global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

Temporary disruptions due to the COVID-19 pandemic are significantly adversely impacting air travel as governments worldwide attempt to limit the spread of the virus. For the first three months of calendar 2020, passenger traffic decreased by 22% compared to the first three months of calendar 2019 and the International Air Transport Association (IATA) forecasts that, for the year, domestic and international passenger demand will experience a 48% decrease compared to calendar 2019.

In the short-term, as airlines adjust their fleets to accommodate demand for air travel, we anticipate some measure of pent up training demand as pilots are reassigned to different aircraft types in accordance with their seniority.

Looking ahead, once travel restrictions and lockdown protocols are lifted and as worldwide demand for air travel regains strength, both the commercial and business aviation industries are expected to level out and return to growth over the medium to long-term due to demand recovery combined with the introduction of new aircraft models and technologies.

Expected long-term growth or renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and Gulfstream’s G700.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. As global economies and airlines resume expansion following the COVID-19 pandemic disruption, we are well positioned in the training services market to address the training requirements of airline customers.

DEFENCE AND SECURITY MARKET
We are a training and mission support solutions provider for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. While the COVID-19 pandemic has created uncertainty in all sectors of society, governments have reaffirmed the critical and essential role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre and our role supporting the design phase of the Canadian Surface Combatant ship program. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. Increasingly, we are engaged with defence customers to provide a range of mission support solutions, including systems engineering, decision support and staff augmentation. For example, our CAE USA Mission Solutions Inc. (MSI), a subsidiary of CAE USA Inc., that is eligible to pursue and execute higher-level security programs, provides a variety of operational support solutions to the U.S. Department of Defense (DoD).

CAE Financial Report 2020 I 9

Management’s Discussion and Analysis

Defence forces continue to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. We are a first-tier training systems integrator and can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government‑owned government-operated; government-owned contractor-operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics. In addition, we are increasingly leveraging our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis, and operational decision support.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training and operational support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:

–	Defence budgets;

–	Installed base of enduring defence platforms and new customers;

–	Attractiveness of outsourcing training, maintenance and operational support services;

–	Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises;

–	Desire of governments and defence forces to increase the use of synthetic environments, including mixed reality solutions;

–	Relationships with OEMs for simulation and training.

Defence budgets
The global defence market continued its modest growth in 2019 as security threats remain and recapitalization efforts continued, thus requiring governments worldwide to continue increasing defence budgets. Prior to the COVID-19 pandemic, which has created uncertainty as governments introduce fiscal stimulus measures, defence expenditures were expected to grow approximately three percent in 2020 to reach an estimated US$1.9 trillion, with the United States continuing to be the largest contributor to defence spending. The approved DoD budget for fiscal 2020 was US$738 billion. In addition, the majority of the 29 members of NATO devised plans to increase defence spending to two percent of their Gross Domestic Product. For example, Canada expects to grow annual defence spending from approximately $19 billion to $33 billion by 2027. NATO and allied nations continue to confront the immediate challenges posed by security threats and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S. and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Many countries are also implementing economic stimulus packages related to COVID-19 with defence and the defence industrial base identified as essential, for example the DoD received an additional budget of US$10.5 billion as a COVID-19 emergency stimulus package. Training is fundamental for defence forces to achieve and maintain mission preparedness and continued modest growth in defence spending is expected to result in corresponding opportunities for training and operational support solutions. There is however some risk that defence spending may be negatively impacted because of spending on COVID-19 stimulus measures and the impact of potentially recessionary environment.

Installed base of enduring defence platforms and new customers
CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets are required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Given our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and C-130H Aircrew Training System, and our experience on key enduring platforms, we are well-positioned for recurring product upgrades or updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R, NH90 and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience.

10 I CAE Financial Report 2020

Management’s Discussion and Analysis

Attractiveness of outsourcing training, maintenance and operational support services
Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services and we expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and for support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Pilot and aircrew recruitment, training and retention challenges faced by militaries globally
The COVID-19 pandemic has introduced uncertainty across the commercial aviation landscape, but prior to the pandemic the expansion of global economies and airline fleets had resulted in a shortage of qualified personnel needed to fulfill the growing demand for pilots, as expressed in CAE’s Airline and Business Jet Pilot Demand Outlook. This demand from the civil and business aviation sector has a direct impact on the recruitment, training and retention of military pilots. The USAF alone estimates it has a shortfall of approximately 2,100 pilots, which represents 10% of the entire force. The challenge has led to militaries looking at numerous initiatives designed to address the pilot shortage, including initiatives specifically related to training such as the U.S. Air Force Pilot Training Transformation project. Militaries are considering further outsourcing as well as adopting new technologies that help make pilot training more streamlined and efficient. The military pilot and aircrew shortage and related training challenges will create opportunities for CAE’s products, services and solutions.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness
Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for industry partners to help design and manage a total training system. Our approach has positioned us globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Need for synthetic environments to conduct integrated, networked mission training, including joint and coalition forces exercises
There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia, Canada and others all have plans and strategies to leverage live-virtual-constructive domains within a networked common synthetic environment. We are strong proponents of open, standard simulation architectures, such as the Open Geospatial Consortium Common Database, to better enable integrated and networked mission training. For instance, we are currently developing a Joint Multinational Simulation Centre for a Gulf Cooperation Council customer that will be used by commanders and operators from the Army, Air Force, Navy and Staff Colleges to conduct military training and decision support across all level of operations.

Desire of governments and defence forces to increase the use of synthetic environments, including mixed reality solutions
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic environments for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual platforms and significantly lowers costs. Synthetic environments offer defence forces a cost-effective way to provide a realistic environment for a wide variety of scenarios while contributing to preparedness and readiness. The higher cost of live activities, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of the use of synthetic environments.

The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. For example, in fiscal 2019, we introduced the CAE Medallion MR e-Series visual system designed specifically for fighter and fast-jet training. The CAE Medallion MR e-Series visual system is now being procured by BAE Systems to support synthetic training capabilities for undisclosed customers operating next-generation fighter aircraft. In addition, digital innovations have led to the introduction of the CAE Trax Academy, which integrates virtual-reality enhanced courseware, artificial intelligence virtual coaching, mixed reality capabilities and big data analytics to deliver a comprehensive training continuum for military student pilots. Included as part of the CAE Trax Academy is the CAE Sprint Virtual Reality (VR) trainer that leverages CAE Rise™ for virtual coaching and objective assessment.

CAE Financial Report 2020 I 11

Management’s Discussion and Analysis

Relationships with OEMs for simulation and training
We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for us. Other examples of our relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which will be delivered to the Royal Canadian Air Force for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which continues to be acquired by several branches of the USAF as well as international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

HEALTHCARE MARKET
We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. The healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation‑based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists (ASA), we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical and mixed reality technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

12 I CAE Financial Report 2020

Management’s Discussion and Analysis

Limited access to live patients during training
Traditionally, medical education has been an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures, rare complications and critical decision‑making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs and published national simulation guidelines that are still in use today. Among the findings, nursing students who spent up to 50 percent of clinical hours in high‑quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours. In addition, during the COVID-19 pandemic, SSH and INACSL called for more flexibility in replacing required clinical training hours for health science students with simulation hours, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes. State boards of nursing have begun to change requirements to help ensure that learners and new graduates can continue their education and would be ready to enter the workforce.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Medical and mixed reality technology revolution
Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market and, in January 2020, we released multiple HoloLens 2 applications which will integrate holographic, modeled physiology into our emergency care, ultrasound and childbirth simulators that allow learners to envision human anatomy.

Broader adoption of simulation, with a demand for innovative and custom training approaches
The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals and the World Health Organization reported in 2018 that there is a 1 in 300 chance of being harmed during health care. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services (value-based care), including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

CAE Financial Report 2020 I 13

Management’s Discussion and Analysis

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2020	2019	(decrease)
U.S. dollar (US$ or USD)	1.41	1.34	5%
Euro (€ or EUR)	1.55	1.50	3%
British pound (£ or GBP)	1.75	1.74	1%

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase /
	2020	2019	(decrease)
U.S. dollar (US$ or USD)	1.33	1.31	2%
Euro (€ or EUR)	1.48	1.52	(3%)
British pound (£ or GBP)	1.69	1.72	(2%)

For fiscal 2020, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $11.0 million and a decrease in net income of $2.3 million, when compared to fiscal 2019. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty. A sensitivity analysis for foreign currency risk is included in Note 30 of our consolidated financial statements.

3.7       Non-GAAP and other financial measures
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

14 I CAE Financial Report 2020

Management’s Discussion and Analysis

Earnings per share (EPS) before specific items
Earnings per share before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs, and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization.

Net income before specific items
Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).
Operating profit
Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.
Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

CAE Financial Report 2020 I 15

Management’s Discussion and Analysis

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Remaining performance obligations
Remaining performance obligations is a GAAP measure, introduced under the application of IFRS 15, which represents the cumulative balance of unsatisfied promises to transfer a distinct good or service to customers as part of a legally binding commercial agreement. This measure is similar to our definition of backlog, however excludes joint venture balances, options and estimated contract values:

–
Estimated contract values represent estimated future revenue from customers under exclusive short-term and long-term training contracts when we expect the revenue to be generated, based on regulated customer training requirements but for which no training sessions have yet been booked.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.
Segment operating income (SOI)
Segment operating income is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.
Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) deployed in CAE's network
A FFS is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.
Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

16 I CAE Financial Report 2020

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2020

(amounts in millions, except per share amounts)		Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Revenue		$977.3	923.5	896.8	825.6	1,022.0
Cost of sales		$665.6	632.0	660.1	581.9	734.0
Gross profit[3]		$311.7	291.5	236.7	243.7	288.0
As a % of revenue	%	31.9	31.6	26.4	29.5	28.2
Research and development expenses[3]		$36.2	33.6	35.8	31.9	9.9
Selling, general and administrative expenses		$107.9	118.3	98.0	113.3	123.2
Other losses (gains) – net		$14.3	(3.5)	(11.5)	(0.3)	(5.2)
After tax share in loss (profit) of equity accounted investees		$6.8	(11.8)	(10.4)	(12.1)	(10.3)
Operating profit[3]		$146.5	154.9	124.8	110.9	170.4
As a % of revenue	%	15.0	16.8	13.9	13.4	16.7
Finance expense – net		$38.5	36.7	34.3	34.9	25.7
Earnings before income taxes		$108.0	118.2	90.5	76.0	144.7
Income tax expense		$26.9	18.4	15.5	13.0	19.3
As a % of earnings before income taxes
(income tax rate)%		25	16	17	17	13
Net income		$81.1	99.8	75.0	63.0	125.4
Attributable to:
Equity holders of the Company		$78.4	97.7	73.8	61.5	122.3
Non-controlling interests		$2.7	2.1	1.2	1.5	3.1
		$81.1	99.8	75.0	63.0	125.4
EPS attributable to equity holders of the Company
Basic and diluted		$0.29	0.37	0.28	0.23	0.46
EPS before specific items[3]		$0.46	0.37	0.28	0.24	0.48

Revenue was 4% lower compared to the fourth quarter of fiscal 2019
Revenue was $44.7 million lower than the fourth quarter of fiscal 2019. Decreases in revenue were $46.1 million and $7.1 million for Defence and Security and Healthcare respectively, partially offset by an increase of $8.5 million in Civil Aviation Training Solutions.

You will find more details in Results by segment.
Segment operating income3 was $23.9 million lower compared to the fourth quarter of fiscal 2019
Segment operating income was $146.5 million this quarter, or 15.0% of revenue, compared to $170.4 million, or 16.7% of revenue, in the fourth quarter of fiscal 2019. Decreases in segment operating income were $41.6 million and $18.3 million in Healthcare and Defence and Security respectively, partially offset by an increase of $36.0 million for Civil Aviation Training Solutions.

Segment operating income before specific items4 was $193.9 million this quarter, or 19.8% of revenue compared to $177.2 million, or 17.3% of revenue in the fourth quarter of fiscal 2019. On this basis, segment operating income before specific items was $16.7 million or 9% higher over the fourth quarter of fiscal 2019.

On April 1, 2019, we adopted IFRS 16 without restating comparative periods. In accordance with IFRS 16, operating lease expense previously recognized under IAS 17 is no longer incurred but replaced with additional depreciation from the recognition of additional right‑of-use assets, recorded evenly over the lease term, and higher interest from the recognition of lease obligations, accreted based on the effective interest method.

You will find more details in Results by segment.

Net finance expense was $12.8 million higher than the fourth quarter of fiscal 2019
The increase compared to the fourth quarter of fiscal 2019 was mainly due to higher interest on long-term debt due to the issuance of unsecured senior notes in March and December 2019, primarily to fund the acquisition of BBAT, and higher interest on lease liabilities as a result of the adoption of IFRS 16.
3 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2020 I 17

Management’s Discussion and Analysis

Income tax rate was 25% this quarter
Income taxes this quarter were $26.9 million, representing an effective tax rate of 25%, compared to 13% for the fourth quarter of fiscal 2019.

In the fourth quarter last year, the tax rate was lower due to the recognition of deferred tax asset not previously recognized in Canada arising from the acquisition of BBAT and in Europe, partially offset by the negative impact of tax audits in Canada. Excluding these elements, the income tax rate would have been 20% in the fourth quarter last year.

In the fourth quarter this year, the income tax rate was impacted by a goodwill impairment charge for the Healthcare segment. Excluding the effect of the goodwill impairment, the income tax rate would have been 19% this quarter. On this basis, the decrease in the tax rate from the fourth quarter of fiscal 2019 was mainly due to the change in the mix of income from various jurisdictions.

4.2       Results from operations – fiscal 2020

(amounts in millions, except per share amounts)		FY2020	FY2019
Revenue		$3,623.2	3,304.1
Cost of sales		$2,539.6	2,362.6
Gross profit		$1,083.6	941.5
As a % of revenue	%	29.9	28.5
Research and development expenses		$137.5	101.4
Selling, general and administrative expenses		$437.5	415.2
Other gains – net		$(1.0)	(22.3)
After tax share in profit of equity accounted investees		$(27.5)	(33.4)
Operating profit		$537.1	480.6
As a % of revenue	%	14.8	14.5
Finance expense – net		$144.4	80.9
Earnings before income taxes		$392.7	399.7
Income tax expense		$73.8	59.6
As a % of earnings before income taxes (income tax rate)%		19	15
Net income		$318.9	340.1
Attributable to:
Equity holders of the Company		$311.4	330.0
Non-controlling interests		$7.5	10.1
		$318.9	340.1
EPS attributable to equity holders of the Company
Basic		$1.17	1.24
Diluted		$1.16	1.23
EPS before specific items		$1.34	1.25

Revenue was $319.1 million or 10% higher than last year
Increases in revenue were $291.7 million, $24.5 million and $2.9 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.
You will find more details in Results by segment.

Gross profit was $142.1 million higher than last year
Gross profit was $1,083.6 million this year, or 29.9% of revenue compared to $941.5 million, or 28.5% of revenue last year.
Segment operating income was $56.5 million higher than last year
Segment operating income for the year was $537.1 million, or 14.8% of revenue, compared to $480.6 million, or 14.5% of revenue, last year. The increase in segment operating income was $129.0 million for Civil Aviation Training, partially offset by decreases of $45.8 million and $26.7 million for Healthcare and Defence and Security respectively.

Segment operating income before specific items was $590.4 million, or 16.3% of revenue, compared to $487.4 million, or 14.8% of revenue, last year. On this basis, segment operating income before specific items was $103.0 million or 21% higher compared to last year.
You will find more details in Results by segment.

18 I CAE Financial Report 2020

Management’s Discussion and Analysis

Net finance expense was $63.5 million higher than last year

FY2019 to
(amounts in millions)	FY2020
Net finance expense, prior period	$80.9
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than lease liabilities)	$42.0
Decrease in finance expense on royalty obligations	(1.9)
Increase in finance expense on lease liabilities	15.7
Increase in other finance expense	1.6
Decrease in borrowing costs capitalized	1.4
Increase in finance expense from the prior period	$58.8
Change in finance income from the prior period:
Decrease in interest income on loans and finance lease contracts	$0.2
Decrease in other finance income	4.5
Increase in finance income from the prior period	$4.7
Net finance expense, current period	$144.4

Net finance expense was $144.4 million this year, $63.5 million or 78% higher than last year. The increase was mainly due to higher interest on long-term debt due to the issuance of unsecured senior notes in March and December 2019, primarily to fund the acquisition of BBAT, higher interest on lease liabilities as a result of the adoption of IFRS 16 and lower finance income.

Income tax rate was 19% this year
This fiscal year, income taxes were $73.8 million, representing an effective tax rate of 19%, compared to 15% for the same period last year.

Last year, the tax rate was lower due to the recognition of deferred tax asset not previously recognized in Canada arising from the acquisition of BBAT and in Europe, partially offset by the negative impact of tax audits in Canada. Excluding these elements, the income tax rate would have been 19% last year.

This year, the income tax rate was impacted by a goodwill impairment charge for the Healthcare segment. Excluding the effect of the goodwill impairment, the income tax rate would have been 17% this year. On this basis, the decrease in the tax rate compared to last year was mainly due to the change in the mix of income from various jurisdictions.

4.3       Consolidated orders and total backlog

Total backlog4 stable compared to last year

(amounts in millions)	FY2020	FY2019
Obligated backlog[4], beginning of period	$7,461.4	$6,839.4
+ order intake[4]	3,821.6	3,971.4
- revenue	(3,623.2)	(3,304.1)
+ / - adjustments	(28.8)	(45.3)
Obligated backlog, end of period	$7,631.0	$7,461.4
Joint venture backlog[4] (all obligated)	441.4	414.5
Unfunded backlog and options[4]	1,385.7	1,619.0
Total backlog	$9,458.1	$9,494.9

Reconciliation of total backlog to remaining performance obligations
Total backlog	$9,458.1	$9,494.9
Less: Joint venture backlog	(441.4)	(414.5)
Less: Options	(516.4)	(494.5)
Less: Estimated contract value[4]	(3,636.7)	(3,172.2)
Remaining performance obligations	$4,863.6	$5,413.7

The book-to-sales ratio for the quarter was 0.80x. The ratio for the last 12 months was 1.05x.

You will find more details in Results by segment.
4 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2020 I 19

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)

(amounts in millions, except operating margins)		FY2020	FY2019	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019

Civil Aviation Training Solutions		$473.3	344.3	151.5	123.0	100.2	98.6	115.5
	%	21.8	18.4	25.2	22.0	18.9	20.6	19.5

Defence and Security		$104.8	131.5	32.4	31.3	26.0	15.1	50.7
	%	7.9	10.1	9.5	9.4	7.7	4.7	13.1

Healthcare		$(41.0)	4.8	(37.4)	0.6	(1.4)	(2.8)	4.2
	%	—	3.9	—	1.8	—	—	10.3
Segment operating income		$537.1	480.6	146.5	154.9	124.8	110.9	170.4
SOI before specific items		$590.4	487.4	193.9	157.2	126.0	113.3	177.2

Capital employed5

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2020	2019	2019	2019	2019
Civil Aviation Training Solutions	$3,869.6	3,734.5	3,655.2	3,549.6	3,274.7
Defence and Security	$1,154.0	1,074.4	1,191.8	1,192.2	1,032.0
Healthcare	$208.0	224.7	225.8	226.8	222.8
Capital employed	$5,231.6	5,033.6	5,072.8	4,968.6	4,529.5

5 Non-GAAP and other financial measures (see Section 3.7).

20 I CAE Financial Report 2020

Management’s Discussion and Analysis

5.1       Civil Aviation Training Solutions
FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Acquisitions

–	On April 26, 2019, we acquired the remaining equity interest in Pelesys, a global leader in the provision of aviation training solutions and courseware;

–	On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, expanding our cadet training capabilities in Europe.

Expansions

–	We announced the expansion of our training capacity in Asia with new training centres in Bangkok, Thailand and Gurugram, India;

–
We announced the inauguration of new training centres in London Gatwick, Manchester, and Milan to support the start of our 10-year pilot training agreement with easyJet, as well as the growing training needs of airlines in Europe;

–	We announced the expansion of our business aviation network with a new Bombardier Global 7500 FFS and a Bombardier Learjet 75 flight-training device;

–
On November 4, 2019, we concluded a 15-year exclusive business aviation training services agreement with Directional Aviation Capital affiliates and the acquisition of a 50% stake in SIMCOM, an operator of a wide range of jet, turboprop and piston powered aircraft simulators and training devices.

New programs and products

–
We announced the launch of our new cutting-edge digital solution, the electronic training and checking authorization (eTCA) application, to better manage booking requests for training centres dedicated to business aviation;

–	We welcomed the first five CAE Women in Flight ambassadors and winners of the 2019 scholarships;

–	We announced the launch of a new cadet pilot training program in which CAE will train more than 700 new professional pilots over the next 10 years for Southwest Airlines Destination 225° program;

–	We announced two new MPL programs in partnership with easyJet and Volotea;

–	We announced, together with Jazz Aviation and Seneca School of Aviation, a new cadet pilot training program in Canada called Jazz Approach;

–
We have introduced new virtual service offerings to support our customers as a response to border restrictions arising from the COVID‑19 pandemic including offering remote support for the installation, acceptance and qualification of FFSs, obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations, and developing remote IOS solutions for live instructor interactions during training sessions.

FISCAL 2020 ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $468.6 million, including contracts for 12 FFSs sold to customers in all regions. This brings the total civil order intake to $2,471.5 million and 49 FFSs for the year.

Notable FFS contract awards for the year included:

–	Five FFSs including two Bombardier Challenger CL350s, one Gulfstream G650, one Embraer Legacy 500, and one Embraer Phenom 300 to SIMCOM International;

–	Two Boeing 737MAX FFSs to Emirates - CAE Flight Training, a joint venture of Emirates Airline and CAE;

–	One Embraer E190 FFS and one Embraer E190-E2 FFS to KLM Royal Airlines;

–	Three Boeing 737MAX FFSs to Southwest Airlines;

–	Two Boeing 777X FFSs to Emirates Airline;

–	One Airbus A330 FFS to Korean Air;

–	One Boeing 737MAX FFS to Alaska Airlines;

–	33 FFSs to undisclosed customers.

Notable contract awards for fiscal 2020 included:

–	An extension for 6.5 years for pilot training with LATAM;

–	An exclusive 5-year pilot and cabin crew training agreement with SAS;

–	A 10-year pilot training agreement with JetSmart Airlines SpA;

–	An extension for 5 years for pilot training with Sunwing Airlines;

–	A 3-year business aviation pilot training renewal with TAG Aviation Holdings;

–	A 3-year business aviation pilot training agreement with Western Air Charter.

CAE Financial Report 2020 I 21

Management’s Discussion and Analysis

FINANCIAL RESULTS6

(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		FY2020	FY2019	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Revenue		$2,167.5	1,875.8	601.9	558.1	529.9	477.6	593.4
Segment operating income		$473.3	344.3	151.5	123.0	100.2	98.6	115.5
Operating margins	%	21.8	18.4	25.2	22.0	18.9	20.6	19.5
SOI before specific items		$479.4	351.1	153.6	123.4	101.4	101.0	122.3
Operating margins	%	22.1	18.7	25.5	22.1	19.1	21.1	20.6
Depreciation and amortization		$232.8	157.2	59.8	59.8	57.3	55.9	47.5
Property, plant and equipment
expenditures		$259.9	226.4	78.1	45.8	52.4	83.6	87.9
Intangible assets and other
assets expenditures		$36.4	33.7	13.7	7.0	10.3	5.4	7.2
Capital employed		$3,869.6	3,274.7	3,869.6	3,734.5	3,655.2	3,549.6	3,274.7
Total backlog		$5,341.3	5,039.6	5,341.3	5,263.0	5,124.8	5,090.3	5,039.6
SEU[6]		247	218	250	252	243	242	224
FFSs deployed in CAE's network[6]		306	286	306	303	299	294	286
Utilization rate[6]	%	70	76	67	70	69	76	75
FFS deliveries		56	58	21	12	18	5	25

Revenue stable compared to the fourth quarter of fiscal 2019
Contributors of increased revenue include the integration into our results of BBAT following its acquisition in the fourth quarter of fiscal 2019, higher revenue recognized from simulator sales due to the timing of production milestones on devices for which revenue was not recognized upon delivery, and the contribution from recently deployed simulators in our network, prior to the negative COVID-19 impact. The increase was offset by a lower number of deliveries compared to record deliveries in the fourth quarter of fiscal 2019, lower utilization in the Americas and Europe, and the impact of COVID-19 as described below.

The COVID-19 pandemic has negatively affected our training revenues during the quarter due to a significant decrease in training services demand as a result of the reduction in airlines global operations and disruption to the global air transportation environment and air passenger travel. In addition, travel bans, border restrictions, lockdown protocols and world-wide self-isolation measures have resulted in centre closures in the quarter. As at March 31, 2020, 19 of our civil aviation training centres suspended operations, and 10 training centres that remained open began operating at significantly reduced capacity. We expect our training utilization to be even further impacted in the first half of fiscal 2021 as a result of continued closures and decreased demand. The Montreal manufacturing plant also ceased manufacturing operations for civil simulator products on March 25, 2020, under public directives, and while this did not have a significant impact on our fiscal 2020 fourth quarter results, we expect it will have an impact during at least the first half of fiscal 2021, subject to the timing of return of manufacturing operations and lifting of global travel restrictions.

Revenue was $2,167.5 million this year, 16% or $291.7 million higher than last year
The increase over last year was due to the integration into our results of BBAT, higher revenue recognized from simulator sales due to the timing of production and other milestones on devices for which revenue was not recognized upon delivery, the contribution from recently deployed simulators in our network prior to the negative COVID-19 impact, and a higher demand for our flight training organization. The increase was partially offset by lower utilization in the Americas and in Europe, a lower number of simulator deliveries, and the impact of COVID-19 as described above.
Segment operating income up 31% over the fourth quarter of fiscal 2019
Segment operating income was $151.5 million (25.2% of revenue) this quarter, compared to $115.5 million (19.5% of revenue) in the fourth quarter of fiscal 2019.

Segment operating income increased by $36.0 million, or 31%, over the fourth quarter of fiscal 2019. The increase was mainly due to the integration into our results of BBAT operations, a favourable program mix from our manufacturing facility, and the contribution from recently deployed simulators in our network, prior to the negative COVID-19 impact. The increase was partially offset by lower utilization mainly in Europe and the impact of COVID-19 as described above.

Excluding the costs arising from the acquisition and integration of BBAT, segment operating income before specific items was $153.6 million (25.5% of revenue) this quarter, compared to $122.3 million (20.6% of revenue) in the fourth quarter of fiscal 2019. On this basis, the current period's segment operating income before specific items was up 26% over the same quarter last year.

6 Non-GAAP and other financial measures (see Section 3.7).

22 I CAE Financial Report 2020

Management’s Discussion and Analysis

Segment operating income was $473.3 million, 37% or $129.0 million higher than last year
Segment operating income was $473.3 million (21.8% of revenue) this year, compared to $344.3 million (18.4% of revenue) last year.

The increase was mainly due to the integration into our results of BBAT operations, a favourable program mix from our manufacturing facility, and the contribution from recently deployed simulators in our network, before the negative COVID-19 impact. The increase was partially offset by lower utilization in the Americas and Europe and the impact of COVID-19 as described above.

Excluding the costs arising from the acquisition and integration of BBAT, segment operating income before specific items was $479.4 million (22.1% of revenue) in fiscal 2020, compared to $351.1 million (18.7% of revenue) in fiscal 2019. On this basis, segment operating income before specific items was up 37% over last year.

Property, plant and equipment expenditures at $78.1 million this quarter and $259.9 million for the year
Maintenance capital expenditures were $19.7 million for the quarter and $60.3 million for the year. Growth capital expenditures were $58.4 million for the quarter and $199.6 million for the year.

Capital employed increased $135.1 million over last quarter and $594.9 million over last year
The increase in capital employed over last quarter was due to higher property, plant and equipment, intangible assets and investment in equity accounted investees, primarily due to movements in foreign exchange rates. The increase was partially offset by lower non-cash working capital, driven by higher accounts payable and accrued liabilities, higher contract liabilities, and higher derivative financial liabilities, partially offset by higher accounts receivable and higher contract assets.

The increase in capital employed over last year was due to higher property, plant and equipment, higher investment in equity accounted investees as a result of the acquisition of a 50% stake in SIMCOM, the recognition of right-of-use assets as a result of the adoption of IFRS 16, and higher intangible assets.

Total backlog was up 6% compared to year

(amounts in millions)	FY2020	FY2019
Obligated backlog, beginning of period	$4,679.2	$3,835.3
+ order intake	2,471.5	2,769.9
- revenue	(2,167.5)	(1,875.8)
+ / - adjustments	10.3	(50.2)
Obligated backlog, end of period	$4,993.5	$4,679.2
Joint venture backlog (all obligated)	347.8	360.4
Total backlog	$5,341.3	$5,039.6

Fiscal 2020 adjustments include foreign exchange movements, partially offset by the revaluation of prior year contracts and the cancellation of orders from a previous year.

Fiscal 2019 adjustments include the revaluation of prior year contracts and negative foreign exchange movements, partially offset by backlog acquired from BBAT.

This quarter's book-to-sales ratio was 0.78x. The ratio for the last 12 months was 1.14x.

5.2       Defence and Security
FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Expansions

–	CAE USA and Leonardo signed a memorandum of agreement to collaborate and offer integrated solutions for helicopter training requirements for the U.S. government market;

–
The Netherlands Ministry of Defence opened a new training facility at Maritime Air Base de Kooy in Den Helder, the Netherlands where CAE will provide on-site maintenance and support services for the NH90 full-flight and mission trainer located at the facility;

–
MSI was awarded a position on the U.S. Air Force Advisory & Assistance Services ID/IQ contract. MSI will now have opportunity to compete on task orders issued under the ID/IQ contract, which provides for technical training and analytical services to support and improve policy development, operational decision-making and management operations.

CAE Financial Report 2020 I 23

Management’s Discussion and Analysis

New programs and products

–	We introduced several new courses at the CAE Dothan Training Center, including C-12/King Air B200 recurrent/refresher courses and a new UPRT course;

–
We launched the CAE TRAX Academy, an integrated and advanced training continuum designed to deliver faster and more efficient throughput for military student pilot training. As an integral part of CAE TRAX Academy, we introduced the CAE Sprint Virtual Reality (VR) trainer, which will enable self-paced learning in an immersive, high-fidelity virtual environment;

–
A CAE-built Predator Mission Trainer was installed at General Atomics Flight Test and Training Center located near Grand Forks, North Dakota and will be used to advance the quality and capability of remotely piloted aircraft synthetic training;

–
We have introduced new virtual service offerings to support our customers to meet social distancing requirements arising from the COVID-19 pandemic, including virtual acceptance testing and developing offboard IOS solutions that allow for the removal of the instructor from the cockpit of the simulator while still providing the required functionality to continue conducting training exercises.

FISCAL 2020 ORDERS
Defence and Security was awarded $276.6 million in orders this quarter and $1,225.6 million in total for fiscal 2020, including notable contract awards from:

–	Lockheed Martin to support the design and manufacture of additional C-130J simulators and training devices as well as simulator upgrades for the USAF and U.S. Marine Corps;

–	The USAF to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices;

–	The NATO Support and Procurement Agency to provide the German Navy with a comprehensive training solution for the NH90 Sea Lion helicopter;

–
The Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support in Germany to upgrade and modify German Army NH90 full-mission simulators as part of a five-year extension to 2027 of the NH90 contract delivered by the Helicopter Flight Training Services joint venture;

–	The U.S. Army to provide fixed-wing flight training and support services at the CAE Dothan Training Center;

–	Leonardo to provide M346 training devices and upgrades;

–	BAE Systems to provide the CAE Medallion MR e-Series visual system for undisclosed customers;

–	Babcock France to provide an additional Pilatus PC-21 full-mission simulator to support pilot training for the French Air Force.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2020	FY2019	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Revenue		$1,331.2	1,306.7	341.8	332.4	336.5	320.5	387.9
Segment operating income		$104.8	131.5	32.4	31.3	26.0	15.1	50.7
Operating margins	%	7.9	10.1	9.5	9.4	7.7	4.7	13.1
SOI before specific items		$114.5	131.5	40.2	33.2	26.0	15.1	50.7
Operating margins	%	8.6	10.1	11.8	10.0	7.7	4.7	13.1
Depreciation and amortization		$58.2	46.5	15.4	14.1	14.6	14.1	12.4
Property, plant and equipment
expenditures		$21.3	22.0	5.2	5.5	6.2	4.4	7.7
Intangible assets and other
assets expenditures		$53.5	43.7	15.0	11.2	12.7	14.6	14.5
Capital employed		$1,154.0	1,032.0	1,154.0	1,074.4	1,191.8	1,192.2	1,032.0
Total backlog		$4,116.8	4,455.3	4,116.8	4,171.3	4,113.6	4,271.9	4,455.3

Revenue down 12% over the fourth quarter of fiscal 2019
The COVID-19 pandemic contributed to delays in the execution of programs from backlog and in order intake. A range of Defence programs involving government and OEM customers globally experienced delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. In addition, there have been delays in the awarding of new contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. The decrease in revenue from the fourth quarter of fiscal 2019 was also due to a lower level of activity on North American programs, partially offset by an increased level of activity on European programs this quarter.

Revenue was $1,331.2 million this year, 2% or $24.5 million higher than last year
The increase was mainly due to the integration into our results of AOCE following its acquisition in the second quarter of fiscal 2019, as well as higher revenue from European programs and was partially offset by lower revenue due to COVID-19-related program delays, as described above, and lower revenue from Middle Eastern programs.

24 I CAE Financial Report 2020

Management’s Discussion and Analysis

Segment operating income down 36% over the fourth quarter of fiscal 2019
Segment operating income was $32.4 million (9.5% of revenue) this quarter, compared to $50.7 million (13.1% of revenue) in the fourth quarter of fiscal 2019.

The decrease from the fourth quarter of fiscal 2019 was due in part to COVID-19 related program delays and a lower level of activity on North American programs, as mentioned above, in addition to reorganizational costs incurred this quarter. The decrease was partially offset by lower selling, general and administrative expenses and increased activity on our European programs.

Following certain changes that we made in the segment focus, we have reviewed certain product offerings that resulted in a loss in value of some assets. This loss has been included in the reorganization costs for the segment. Excluding these reorganizational costs, segment operating income before specific items was $40.2 million (11.8% of revenue) this quarter, compared to $50.7 million (13.1% of revenue) in the fourth quarter of fiscal 2019. On this basis, the current period's segment operating income before specific items was down 21% from the same quarter last year.

Segment operating income was $104.8 million this year, 20% or $26.7 million lower than last year
Segment operating income was $104.8 million (7.9% of revenue) this year, compared to $131.5 million (10.1% of revenue) last year.

The decrease from last year was due in part to COVID-19-related program delays, as described above, lower contributions from North American product programs, due to order delays and execution on program milestones for certain contracts in backlog, as well as reorganizational costs incurred this year. The decrease was partially offset by increased activity on our European programs.

Excluding reorganizational costs, segment operating income before specific items was $114.5 million (8.6% of revenue) in fiscal 2020, compared to $131.5 million (10.1% of revenue) in fiscal 2019. On this basis, the current period's segment operating income before specific items was down 13% from last year.

Capital employed increased $79.6 million over last quarter and increased $122.0 million over last year
The increase over last quarter was mainly due to higher non-cash working capital, intangible assets and property, plant and equipment, primarily due to movements in foreign exchange rates and lower deferred gains and other non-current liabilities.

The increase over last year was primarily due to the recognition of right-of-use assets as a result of the adoption of IFRS 16, movements in foreign exchange rates, mainly on non‑cash working capital, intangible assets and property, plant and equipment, and lower deferred gains and other non-current liabilities.

Total backlog down 8% compared to last year

(amounts in millions)	FY2020	FY2019
Obligated backlog, beginning of period	$2,782.2	$3,004.1
+ order intake	1,225.6	1,079.9
- revenue	(1,331.2)	(1,306.7)
+ / - adjustments	(39.1)	4.9
Obligated backlog, end of period	$2,637.5	$2,782.2
Joint venture backlog (all obligated)	93.6	54.1
Unfunded backlog and options	1,385.7	1,619.0
Total backlog	$4,116.8	$4,455.3

Fiscal 2020 adjustments include the revaluation of prior year contracts, partially offset by foreign exchange movements.

Fiscal 2019 adjustments include an addition to reflect the acquisition of AOCE, partially offset by the cancellation of an order and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 0.81x. The ratio for the last 12 months was 0.92x.

In fiscal 2020, $413.2 million of unfunded backlog was transferred to obligated backlog and $134.5 million was added to the unfunded backlog.

CAE Financial Report 2020 I 25

Management’s Discussion and Analysis

5.3      Healthcare
FISCAL 2020 EXPANSIONS AND NEW INITIATIVES
Expansions

–
We added a new Training for LifeTM site at Inspira Health Network in New Jersey, U.S., expanding access for customers to personalized product training opportunities from CAE Healthcare's expert educators;

–
We expanded our reach in the hospital segment by entering into a group purchasing agreement with Premier, a leading healthcare improvement company, uniting an alliance of approximately 4,000 U.S. hospitals and health systems and approximately 175,000 other providers and organizations;

–	We expanded our geographic reach in the Scandinavian market, with new distributors in Denmark, Finland, Norway and Sweden.

New programs and products

–	We announced a new CAE Centre of Excellence for simulation-based education at ESPA-Montreal, the first healthcare education and industry partnership devised to impact patient care in Quebec, Canada;

–	We collaborated with the Canadian Association of Schools of Nursing to develop a module of ten recommended SCE courseware packages for student nurses that can be practiced with the CAE Juno manikin;

–
We, together with ASA, launched the Anesthesia SimSTAT - PACU and Labor & Delivery Unit modules, new modules in a series of interactive screen-based anesthesia simulation modules, which have been approved by the American Board of Anesthesiology for MOCA credits;

–
We developed several custom solutions for OEMs including Baylis Medical for a simulator to support its cardiovascular transseptal puncture systems, Edwards Lifesciences for new advanced critical care and cardiac care devices, and Cardinal Health (Cordis) for a cardiovascular simulation mobile application, continuing to leverage our technologies and expertise to leading medical device companies by developing risk-free training for physicians;

–
We released Microsoft HoloLens 2 augmented reality training applications for our CAE Ares emergency care simulator, CAE Lucina childbirth simulator and CAE Vimedix ultrasound simulator using 3D, interactive cardiac, respiratory and circulatory systems that allow learners to envision human anatomy;

–
In response to the COVID-19 pandemic, we have offered several free training resources during March and April 2020 to support front‑line healthcare providers with their most urgent training needs including a ventilator reskilling course, a point-of-care lung ultrasound training, COVID-19 Simulated Clinical Experience, webinars, and an outreach toolkit;

–
On April 10, 2020, we concluded an agreement with the Government of Canada to manufacture and supply 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic.

Other

–
On November 12, 2019, we invested in a healthcare software company that enables increased efficiency of learning. The investment is in the form of a controlling 50% equity interest, for cash consideration of $0.9 million;

–
We are collaborating with the McGill University Healthcare Centre Foundation, whereby CAE Healthcare donated $500,000 in cash and in kind, over 5 years to the Foundation, including state-of-the-art simulation training equipment and curriculum, to support its new Interprofessional Skills and Simulation Network.

Innovation Awards

–	We won an EMS World Innovation Award for CAE AresAR, the Microsoft HoloLens application for our emergency care manikin that includes six augmented reality scenarios.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2020	FY2019	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Revenue		$124.5	121.6	33.6	33.0	30.4	27.5	40.7
Segment operating (loss)
income		$(41.0)	4.8	(37.4)	0.6	(1.4)	(2.8)	4.2
Operating margins	%	—	3.9	—	1.8	—	—	10.3
SOI before specific items		$(3.5)	4.8	0.1	0.6	(1.4)	(2.8)	4.2
Operating margins	%	—	3.9	0.3	1.8	—	—	10.3
Depreciation and amortization		$14.4	13.5	3.3	3.8	3.5	3.8	3.6
Property, plant and equipment
expenditures		$2.2	3.4	0.7	0.3	0.2	1.0	0.6
Intangible assets and other
assets expenditures		$10.7	9.2	2.2	3.1	2.7	2.7	2.8
Capital employed		$208.0	222.8	208.0	224.7	225.8	226.8	222.8

26 I CAE Financial Report 2020

Management’s Discussion and Analysis

Revenue down 17% over the fourth quarter of fiscal 2019
The decrease from the fourth quarter of fiscal 2019 was mainly due to decreased volume on patient simulators and lower revenue from centre management solutions primarily driven by the impact of the COVID-19 pandemic as a large contingent of the market for simulation products are medical and nursing schools have come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. In the hospital market, our customers are primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs.
Revenue was $124.5 million this year, 2% or $2.9 million higher than last year
The increase was due to higher revenue from key partnerships with OEMs and centre management solutions earned primarily during the first eleven months of the fiscal year. The increase was largely offset by decreased volume on patient and ultrasound simulators driven mainly by the impact of the COVID-19 pandemic as described above.
Segment operating income lower over the fourth quarter of fiscal 2019
Segment operating loss was $37.4 million this quarter, compared to a segment operating income of $4.2 million (10.3% of revenue) in the fourth quarter of fiscal 2019.

The decrease from the fourth quarter of fiscal 2019 was primarily due to the goodwill impairment charge recognized this quarter. The decrease was also due to decreased revenues, as described above, the net benefit from a remeasurement of long-term royalty obligations recognized last year and higher net research and development costs incurred for the development of recently launched programs and products, partially offset by reduced selling, general and administrative expenses.

Excluding the goodwill impairment charge, segment operating income before specific items was $0.1 million (0.3% of revenue) this quarter, compared to $4.2 million (10.3% of revenue) in the fourth quarter of fiscal 2019, which represents a decrease of $4.1 million over the same quarter last year.
Segment operating loss was $41.0 million this year, a decrease of $45.8 million compared to last year
Segment operating loss was $41.0 million this year, compared to a segment operating income of $4.8 million (3.9% of revenue) last year.

The $45.8 million decrease over last year was primarily due to the goodwill impairment charge recognized in the fourth quarter of fiscal 2020. The decrease was also due to the negative impacts of the COVID-19 pandemic on revenue, as described above, higher investments in selling, general and administrative expenses to support the expansion of our sales force, the net benefit from a remeasurement of long‑term royalty obligations recognized last year and higher net research and development expenses incurred for the development of recently launched programs and products. The decrease was partially offset by higher revenue earned during the first eleven months of the fiscal year.

Excluding the goodwill impairment charge, segment operating loss before specific items was $3.5 million in fiscal 2020, compared to a segment operating income of $4.8 million (3.9% of revenue) in fiscal 2019, which represent a decrease of $8.3 million over last year.
Capital employed decreased by $16.7 million over last quarter and decreased by $14.8 million from last year
The decrease over last quarter was mainly due to lower intangible assets because of the goodwill impairment charge. The decrease was partially offset by higher non-cash working capital, resulting primarily from an increase in inventories and accounts receivable, partially offset by an increase in accounts payable and accrued liabilities.

The decrease over last year was primarily due to lower intangible assets because of the goodwill impairment charge, partially offset by the recognition of right-of-use assets as a result of the adoption of IFRS 16.

CAE Financial Report 2020 I 27

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements7

(amounts in millions)	FY2020	FY2019	Q4-2020	Q4-2019
Cash provided by operating activities*	$597.3	$495.2	$165.2	$131.4
Changes in non-cash working capital	(52.2)	35.2	81.1	34.9
Net cash provided by operating activities	$545.1	$530.4	$246.3	$166.3
Maintenance capital expenditures[7]	(80.3)	(79.2)	(25.0)	(24.4)
Other assets	(15.9)	(14.5)	(8.0)	(3.9)
Proceeds from the disposal of property, plant and equipment	0.5	2.7	0.1	0.2
Net (payments to) proceeds from equity accounted investees	(9.9)	(37.7)	0.4	(10.7)
Dividends received from equity accounted investees	22.6	22.0	—	14.9
Dividends paid	(110.9)	(99.9)	(28.7)	(25.6)
Free cash flow[7]	$351.2	$323.8	$185.1	$116.8
Growth capital expenditures[7]	(203.1)	(172.6)	(59.0)	(71.8)
Capitalized development costs	(86.2)	(69.4)	(25.2)	(20.8)
Common shares repurchased	(49.6)	(94.4)	(16.8)	(1.6)
Other cash movements, net	40.9	24.0	4.0	12.4
Business combinations, net of cash and cash equivalents acquired	(10.1)	(827.8)	—	(794.3)
Acquisition of investment in equity accounted investees	(113.5)	—	—	—
Addition of assets through the monetization of royalties	—	(202.7)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	7.8	(6.9)	19.5	(7.5)
Net change in cash before proceeds and repayment of long-term debt	$(62.6)	$(1,026.0)	$107.6	$(766.8)
* before changes in non-cash working capital

Free cash flow of $185.1 million this quarter
Free cash flow was $68.3 million higher compared to the fourth quarter of fiscal 2019 mainly due to a lower investment in non-cash working capital and an increase in cash provided by operating activities, partially offset by lower dividends received from equity accounted investees.
Free cash flow of $351.2 million this year
Free cash flow was $27.4 million higher compared to last year mainly due to an increase in cash provided by operating activities and lower payments to equity accounted investees, partially offset by a higher investment in non-cash working capital and higher dividends paid.
Capital expenditures were $84.0 million this quarter and $283.4 million for the year
Growth capital expenditures were $59.0 million this quarter and $203.1 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $25.0 million this quarter and $80.3 million for the year.

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.
The total amount available through this revolving credit facility at March 31, 2020 was US$850.0 million (2019 – US$550.0 million). There was an amount of US$505.5 million drawn under the facility as at March 31, 2020 (2019 – nil) and US$21.3 million was used for letters of credit (2019 – US$32.9 million). Given the uncertainty of the economic environment, a portion of the revolving credit facility was drawn down and the proceeds have been included in the cash on hand in short terms investments. The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a margin based on the private credit rating. Subsequent to the year-end we concluded a new two-year $500.0 million senior unsecured revolving credit facility, subject to the same financial covenants as the initial facility, to provide access to additional liquidity during the COVID-19 pandemic as a supplement to our current committed line of credit.
7 Non-GAAP and other financial measures (see Section 3.7).

28 I CAE Financial Report 2020

Management’s Discussion and Analysis

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2019 – US$225.0 million). This is an uncommitted revolving facility strictly for the issuance of performance bonds, advance payment guarantees or similar instruments. As at March 31, 2020 the total outstanding for these instruments was $159.5 million (2019 – $160.9 million).
We manage a program in which we sell interests in certain of our accounts receivable (receivable purchase program) to a third party for cash consideration for amounts up to US$300.0 million (2019 – US$300.0 million). As at March 31, 2020, the Canadian dollar equivalent of $333.1 million (2019 – $266.2 million) of specific accounts receivable were sold to a financial institution. Subsequent to the year-end we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million.

As at March 31, 2020, we are compliant with all our financial covenants.
At the end of the fiscal year, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at March 31, 2020 was $1.5 billion, including $946.5 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. With the addition of our new revolving credit facility and increased limit on our receivable purchase program subsequent to the year-end, we have total available liquidity of $2.1 billion.

We expect COVID-19 to have an immediate and negative impact on the amount and timing of cash generated from operations. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity and reduce operating costs, we have enacted initiatives such as the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks and temporary layoffs, as well as a suspension of our common share dividends and share repurchase plan.
The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2020	2019
Total long-term debt	$3,312.2	$2,328.3
Less:
Current portion of long-term debt	93.5	201.3
Current portion of lease liabilities	112.7	62.8
Long-term portion of long-term debt	$3,106.0	$2,064.2

In May 2019, we repurchased an asset previously financed under lease for $12.5 million [US $9.3 million] acquired as part of the BBAT acquisition.

In June 2019, we repaid unsecured senior notes of $80.4 million [US $60.0 million] and a term loan of $14.9 million [US $11.0 million].

In June 2019, we entered into a term loan for the financing of several new aircraft for our operations in North America. This represents an obligation of $5.5 million as at March 31, 2020.

In October 2019, we repurchased assets previously financed under lease for $9.8 million [US $7.5 million].

In December 2019, we repaid unsecured senior notes of $95.0 million, and issued notes for US $100.0 million, representing an obligation of $141.1 million as at March 31, 2020. Additionally, we used $15.7 million [US $11.7 million] of restricted cash, previously held as collateral, to repay part of an existing term loan.

CAE Financial Report 2020 I 29

Management’s Discussion and Analysis

6.3       Government participation
We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, we amended and extended our Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage our modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec (IQ), agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, we announced our participation in Project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2020.

During fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including Project Digital Intelligence. The aim is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through IQ, agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023.

You will find more details in Note 1, Note 18 and Note 25 of our consolidated financial statements.

As part of our mitigation measures and to minimize the impact on employees, CAE has accessed and is working to access government emergency relief measures and wage subsidy programs available around the world, where we have operations.

On April 11, 2020, the Canada Emergency Wage Subsidy (CEWS) was brought into law in Canada. The CEWS covers employers who have suffered a drop in gross revenues of at least 15% in March, and 30% in April and May and is effective until June 6, 2020, subject to extensions to be determined by the government. CAE has qualified for the CEWS subsidy program which allowed us to recall previously furloughed Canadian-based employees until June 6, 2020.

6.4       Contractual obligations
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations

(amounts in millions)	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt (excluding interest)	$93.5	$360.7	$412.0	$266.0	$232.6	$1,459.6	$2,824.4
Lease liabilities (excluding interest)	112.7	90.0	63.3	36.0	23.0	162.8	487.8
Purchase commitments	204.7	30.3	4.0	0.8	—	—	239.8
	$410.9	$481.0	$479.3	$302.8	$255.6	$1,622.4	$3,552.0

We also had total availability under the committed revolving credit facility of US$323.2 million as at March 31, 2020 compared to US$517.1 million at March 31, 2019. Subsequent to the year-end we concluded a new two-year $500.0 million senior unsecured revolving credit facility which further increased our total availability under our committed line of credit.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2020, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

30 I CAE Financial Report 2020

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed

	As at March 31	As at April 1	As at March 31
(amounts in millions)	2020	2019(1)	2019
Use of capital:
Current assets	$2,808.6	$2,109.6	$2,112.9
Less: cash and cash equivalents	(946.5)	(446.1)	(446.1)
Current liabilities	(2,062.3)	(1,917.0)	(1,889.5)
Less: current portion of long-term debt	206.2	295.9	264.1
Non-cash working capital[8]	$6.0	$42.4	$41.4
Property, plant and equipment	2,154.0	1,943.3	2,149.3
Right-of-use assets	395.9	432.8	—
Other long-term assets	3,125.1	2,899.9	2,903.3
Other long-term liabilities	(737.0)	(787.9)	(801.8)
Total capital employed	$4,944.0	$4,530.5	$4,292.2
Source of capital[8]:
Current portion of long-term debt	$206.2	$295.9	$264.1
Long-term debt	3,106.0	2,298.2	2,064.2
Less: cash and cash equivalents	(946.5)	(446.1)	(446.1)
Net debt[8]	$2,365.7	$2,148.0	$1,882.2
Equity attributable to equity holders of the Company	2,489.7	2,303.8	2,331.3
Non-controlling interests	88.6	78.7	78.7
Source of capital	$4,944.0	$4,530.5	$4,292.2

(1) On April 1, 2019, we adopted IFRS 16 without restating comparative periods. Accordingly, to allow for better comparability, capital employed variances should be compared with figures as at April 1, 2019 instead of March 31, 2019.

Capital employed increased $413.5 million, or 9%, from last year (April 1, 2019)
The increase over last year was mainly due to higher other long-term assets and property, plant and equipment, partially offset by lower right-of-use assets.

Return on capital employed (ROCE)8
Our ROCE was 9.1% this quarter. ROCE before specific items was 10.7% this quarter, which compares to 12.9% in the fourth quarter of last year and 11.4% last quarter. Specific items include the impacts of the integration of BBAT in fiscal 2020 and in fiscal 2019. In fiscal 2020, specific items also include the impacts of Defence and Security reorganizational costs following the organization strategic changes and the review of certain product offerings mainly in Asia.

Excluding the impacts of IFRS 16, ROCE would have been 9.2% and ROCE before specific items would have been 10.9% this quarter, which compares to 12.9% in the fourth quarter of last year and 11.6% last quarter.

As we have adopted IFRS 16 without restating comparative periods, we have not restated the prior period calculations of ROCE to account for the recognition of right-of-use assets. To enable comparability with prior periods, we have excluded the impacts of the adoption of IFRS 16 from the fiscal 2020 ROCE calculation by removing the new right-of-use assets from capital employed and by adding back finance expense, after tax, to net income.
Non-cash working capital decreased by $36.4 million from last year (April 1, 2019)
The decrease was mainly due to higher derivative financial liabilities and contract liabilities, partially offset by higher inventories and accounts receivable.
Net property, plant and equipment increased by $210.7 million from last year (April 1, 2019)
The increase was mainly due to capital expenditures and movements in foreign exchange rates, partially offset by depreciation.
Right-of-use assets decreased by $36.9 million from last year (April 1, 2019)
The decrease was mainly due to depreciation, partially offset by movements in foreign exchange rates.
8 Non-GAAP and other financial measures (see Section 3.7).

CAE Financial Report 2020 I 31

Management’s Discussion and Analysis

Other long-term assets increased by $225.2 million from last year (April 1, 2019)
The increase was mainly due to a higher investment in equity accounted investees as a result of the acquisition of a 50% stake in SIMCOM, a higher investment in finance leases, and higher intangible assets.
Net debt higher than last year
The increase was mainly due to the recognition of new lease liabilities of $265.8 million as a result of the adoption of IFRS 16, movements in foreign exchange rates and the impact of cash movements during the year. Given the uncertainty of the economic environment, a portion of the revolving credit facility was drawn down and the proceeds have been included in the cash on hand in short terms investments.

Change in net debt9

(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)		FY2020	FY2019
Net debt, beginning of period		$1,882.2	$649.4
Lease liabilities added on April 1, 2019 as a result of the adoption of IFRS 16		$265.8	$—
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		62.6	1,026.0
Effect of foreign exchange rate changes on long-term debt		108.8	29.3
Impact from business combinations		1.6	152.8
Lease liability movements		27.3	—
Other		17.4	24.7
Change in net debt during the period		$483.5	$1,232.8
Net debt, end of period		$2,365.7	$1,882.2

Net debt-to-capital[9]	%	47.8%	43.9
Net debt-to-capital excluding the impacts of IFRS 16%		44.2
Net debt-to-EBITDA[9]		2.81	2.70
Net debt-to-EBITDA excluding the impacts of IFRS 16		2.62

As we have adopted IFRS 16 without restating comparative periods, we have not restated the prior period calculations of net debt‑to‑capital or net debt-to-EBITDA. To enable comparability with prior periods, we have excluded the impacts of the adoption of IFRS 16 from the fiscal 2020 net debt-to-capital and net debt-to-EBITDA calculations by removing the new lease liabilities from net debt, removing the new right-of-use assets from capital employed and by adding back depreciation and finance expense to EBITDA.

Total equity increased by $168.3 million this year
The increase in equity was mainly due to net income of $318.9 million and stock options exercised of $26.5 million, partially offset by cash dividends of $110.9 million, common shares repurchased and cancelled of $49.6 million and the impacts of adoption of IFRS 16 of $27.5 million.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 265,619,627 common shares issued and outstanding as at March 31, 2020 with total share capital of $679.5 million. In addition, we had 6,050,854 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2020, we had a total of 265,621,627 common shares issued and outstanding and 6,042,104 options outstanding under the ESOP.

Repurchase and cancellation of common shares
On February 7, 2020, we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and will end on February 24, 2021 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures.
In fiscal 2020, we repurchased and cancelled a total of 1,493,331 common shares under the previous and current NCIB (2019 – 3,671,900), at a weighted average price of $33.22 per common share (2019 – $25.70), for a total consideration of $49.6 million (2019 – $94.4 million). An excess of $45.8 million (2019 – $85.6 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

9 Non-GAAP and other financial measures (see Section 3.7).

32 I CAE Financial Report 2020

Management’s Discussion and Analysis

Dividends
We paid a dividend of $0.10 per share in the first quarter and $0.11 per share in the second, third and fourth quarter of fiscal 2020. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors (the Board) has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. Dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures.

Guarantees
As at March 31, 2020, we have a total of $189.6 million outstanding letters of credit which are not recognized in the consolidated statement of financial position, compared to $205.1 million last fiscal year.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Subsequent to recent legislative changes, the defined benefit pension plans are considered sufficiently funded. We expect to contribute $28.7 million in fiscal 2021.

7.2       Off balance sheet arrangements
In the normal course of business, we manage a program in which we sell interests in certain of our accounts receivable (receivable purchase program) to a financial institution for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Sources of Liquidity.

7.3       Financial instruments
We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:

–	Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);

–
Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;

–	Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:

–	Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;

–	Contingent consideration arising on business combinations and derivative instruments not designated as hedging instrument in a hedge relationship are is classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

CAE Financial Report 2020 I 33

Management’s Discussion and Analysis

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

–	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

–
The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

–
The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

–	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

–
The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities. Upon adoption of IFRS 16 on April 1, 2019, fair value disclosures are no longer required for lease liabilities;

–
The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 28 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 9 and Note 28 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.
Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to revolving credit facilities and agreements to sell interests in certain of our accounts receivable. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

34 I CAE Financial Report 2020

Management’s Discussion and Analysis

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 74% fixed-rate and 26% floating-rate at the end of this year (2019 – 83% fixed rate and 17% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, RSU and PSU plans.

Hedge of net investments in foreign operations
As at March 31, 2020, we have designated a portion of our unsecured senior notes and term loans and a portion of our lease liabilities as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 30 of our consolidated financial statements.

CAE Financial Report 2020 I 35

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS
Pelesys Learning Systems Inc.
On April 26, 2019, we acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million.
Pelesys is a global leader in the provision of aviation training solutions and courseware. The acquisition strengthens our courseware offering and consolidate our cadet-to-captain training delivery across our global network. Prior to this transaction, our 45% ownership interest in Pelesys was accounted for using the equity method.

Luftfartsskolen AS
On June 26, 2019, we acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition strengthens our leadership and global reach in civil aviation training by growing our flight academy network.

The purchase prices of Pelesys and Luftfartsskolen AS are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in Civil Aviation Training Solutions segment.

Other
On November 12, 2019, we invested in a healthcare software company that enables increased efficiency of learning. The investment is in the form of a controlling 50% equity interest, for cash consideration of $0.9 million.

During the year ended March 31, 2020, we completed our final assessment of the fair value of assets acquired and liabilities assumed of all acquisitions realized in fiscal 2020 and those of Avianca’s Training Business, Logitude, the Indian Training Centres and Bombardier's Business Aircraft Training Business which were acquired in the year ended March 31, 2019. Adjustments to the determination of net identifiable assets acquired and liabilities assumed for acquisitions realized in the year ended March 31, 2019 resulted in an increase of intangible assets of $6.2 million, a decrease of deferred tax assets of $4.7 million and a decrease of other net assets of $1.5 million.
During the year ended March 31, 2020, an additional net cash consideration of $1.7 million was paid for acquisitions realized in the year ended March 31, 2019.

You will find more details in Note 3 of our consolidated financial statements.

9.     EVENTS AFTER THE REPORTING PERIOD

Impact of the COVID-19 pandemic
COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel and to CAE’s business. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic resulted in the closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. For the Defence and Security segment, delays were experienced in the awarding of new contracts and in the execution and advancement of certain programs. For the Healthcare segment, customers were primarily focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects.

To date, we have implemented several flexible measures to protect our financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks for 900 employees and 2,600 temporary layoffs, as well as a suspension of our common share dividends and share repurchase plan announced on April 6, 2020 in response to the COVID-19 pandemic. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms.

CEWS and other government programs
On April 20, 2020, we announced that we have recalled all remaining temporarily laid-off employees in Canada through the CEWS program, impacting approximately 1,500 employees. We have accessed and are working to access government support programs in countries in which we operate.

36 I CAE Financial Report 2020

Management’s Discussion and Analysis

Cash and liquidity mitigation measures
On April 9, 2020, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and on May 19, 2020, we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position.

Contract with Government of Canada for CAE Air1 ventilators
On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture 10,000 CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic.

10.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business quarterly and annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as risks arising from the COVID-19 pandemic, industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

To mitigate the risks that may impact our future performance, management has established an enterprise risk management policy and a framework that provides a structured approach to assess, identify and prioritize risks. This framework relies on a three lines of defence (LoD) model where the business segments, the risk management function and our internal auditor function work together to manage these risks and continuously improve the risk management process. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the principal risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

10.1      Risks relating to the COVID-19 pandemic
In conducting our activities, CAE is exposed to operational risk events, including biological events. Such external events have occurred in the past such as the Ebola virus, Severe Acute Respiratory Syndrome, H1N1 influenza virus, Avian flu, or the Zika virus, and although not frequent, can have high adverse impacts on our industry and our business. COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020 as border restrictions were implemented and through the rest of the world in March 2020. Several of our customers are facing significant challenges, with airlines and business jet operators having to ground a majority of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where certain commercial airlines are experiencing financial difficulties.

It is difficult to accurately predict the duration or severity of the pandemic and it is extremely challenging for CAE to accurately estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects to our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic and its impacts on employees, operations, the global economy and the demand for our products and services. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor, on a daily basis, the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE. As needed, the committee implements necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety; supporting customers to the best of our abilities, and ensuring that we can successfully navigate through this global pandemic.

Health and Safety
The spread of COVID-19 may impact the health of our personnel, partners and contractors, including members of our management team, and may make it difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business. Prolonged illness of our senior executives could also have an adverse effect on the management of our business and financial results. Since safety is one of our main priorities at CAE, we implemented mitigation measures to reduce the risk of potential outbreaks, including compelling most employees to work from home, where possible, initiating production shifts, creating protocols, policies and guidelines for employees, suppliers, customers and visitors, and closing certain areas in our facilities to facilitate maintenance. We also have in place an emergency succession plan to deal with any situation which requires the immediate replacement of our key senior executives.

CAE Financial Report 2020 I 37

Management’s Discussion and Analysis

Reduction and Suspension of Operations
The pandemic is causing a slowdown and temporary restrictions to our operations in certain geographic locations impacted by the outbreak, including but not limited to the manufacturing plant in Montreal, since non-essential services have been closed by government public directives. Several of our training centres worldwide have also closed, or are operating at significantly reduced capacities, as a result of the severe and abrupt drop in air passenger travel and airlines and business jet operators having to ground a majority of their aircraft. We cannot predict how long the restrictive measures will last or whether other measures will need to be implemented to contain the outbreak in any jurisdiction where CAE operates or holds assets, however, these measures could have a material and adverse effect on our financial and operating performance.

Delay in the production of goods and completion of CAE’s services may require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in penalties or sanctions under contracts or even the cancellation of some contracts. Additionally, some of our customers, including governments, airlines and hospitals around the world, could delay contract awards as they are dealing with the pandemic and their own cash conservation measures.

Global Economy
As an emerging risk, the economic impact could be severe to global economies depending on the duration of the pandemic, the likelihood and scope of any subsequent waves of COVID-19 and the continued measures put in place to contain the outbreak. Global financial markets have experienced, and could continue to experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the government and central bank interventions is uncertain. This uncertainty has already materialized with falling global GDP growth, causing a global financial market shock which has directly impacted our share price. Uncertainties related to, and perceived or experienced negative effects from, COVID-19 may continue to cause significant volatility or decline in the trading price of our securities, capital market conditions and general economic conditions. In addition, severe disruption and instability in the global financial markets and continued deteriorations in credit and financing conditions may increase the likelihood of litigation, increase the cost of or limit or restrict our ability to access debt and equity capital or other sources of funding on favourable terms, or at all, lead to consolidation that negatively impacts our business, increased competition, result in reductions in our work force, cause us to further reduce our capital spending or otherwise disrupt our business or make it more difficult to implement our strategic plans. Sustained adverse effects may also prevent us from satisfying debt financial covenants or result in possible credit ratings watch or downgrades. Also the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

Several governments have implemented temporary measures to help offset the negative economic impacts such as the CEWS program in Canada and deferred tax filings for businesses and individuals worldwide. While these measures are beneficial for CAE and our employees, should the negative economic impacts exceed the period for which these relief measures have been granted, it can lead to increased cost containment policies such as job reductions and capital spending reductions in our own network.

Diversion of management attention
Preparing for and responding to the continuing pandemic has and may continue to divert management’s attention from our key strategic priorities, increase costs as we prioritize health and safety matters for our personnel and the continuation of critical ongoing projects, and cause us to reduce, delay, or alter initiatives that may otherwise increase our long-term value.

Heightened IT risks and inefficiencies
The immediate unanticipated rise in remote work arrangements implemented by CAE in response to the COVID-19 outbreak may cause inefficiencies and increased pressure on our information technology infrastructure, and may increase CAE’s vulnerability to information technology and cybersecurity related risks and disruption to our information systems.

Liquidity risk
The continuing pandemic has increased the risk that we may encounter difficulty in meeting our obligations associated with financial liabilities. To preserve liquidity throughout the pandemic, subsequent to the year end, we enacted strict cost containment measures and suspended dividend payments to common shareholders and share buybacks under the NCIB program. In addition, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and expanded our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide us access to additional liquidity and further strengthen our financial position. We believe that our cash and cash equivalents, the availability of cash under our committed revolving credit facility and the cash we expect to generate from our operations, is sufficient to meet financial requirements in the foreseeable future.

Credit risk
There is uncertainty regarding the duration of the COVID-19 pandemic and how it will impact the sufficiency of our customers' liquidity during the period where their operations are significantly impacted by a significant and abrupt reduction in air travel, self-isolation measures, travel bans, border restrictions and lockdown protocols. There is an increased credit risk for our airline customers due to the reduction of their operations and uncertainty relating to air travel recovery and the increased risk of airline bankruptcies. We are, however, a provider of regulated training services which are critical to airline operations, and therefore if any of our customers engage in reorganization or bankruptcy proceedings we are often designated as a critical supplier.

38 I CAE Financial Report 2020

Management’s Discussion and Analysis

Overall, adverse changes in a customer's financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

10.2      Risks relating to the industry
Competition
We sell our simulation products and training services in highly competitive international markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or permit any training on their respective simulators. However, CAE may have some advantages, as an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, as well as our global reach and diversified training network that includes joint ventures with large airline operators, who are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

Economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.
Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to CAE. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past, additionally, the impacts of the COVID-19 pandemic could cause a delay in the awarding of orders. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins. We intend to continue to grow market share by leveraging a high level of customer satisfaction and operational and organizational productivity.

Level and timing of defence spending
A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions and nature of the international threat environment. Significant reductions to defence spending by mature markets such as in Australia, Canada, Europe, the UAE, and the U.S. or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. Particularly, with the increased focus on COVID-19 relief measures around the globe, governments may be forced to reduce their defence spending. Additionally, the precipitous drop in oil prices has further impacted opportunity flow in the Middle East. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

Government-funded defence and security programs
Like most companies that supply products and services to governments, government agencies routinely audit and investigate government contractors. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed. We work with governments to assess the merits of claims and where appropriate reserve for amounts disputed. We could be required to provide repayments to governments and may have a negative effect on our results of operations. Contrary to cost-reimbursable contracts, some costs may not be reimbursed or allowed under fixed-price contracts, which may have a negative effect on our results of operations if we experience costs overruns.

CAE Financial Report 2020 I 39

Management’s Discussion and Analysis

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Air travel experienced a sharp deterioration in the first few months of calendar 2020. There is a risk that we may experience a delayed recovery in air travel demand due to the unprecedented worldwide travel restrictions, expected higher unemployment rates, and a fall in consumer spending. At this rate, IATA forecasts that domestic and international passenger demand will decrease 48% compared to calendar 2019, and a decrease of 55% for airline passenger revenue. Decreased airline passenger and cargo traffic for an extended period of time could have a material and adverse effect on our financial and operating performance. Specifically, as airlines struggle with reduced capacities or bankruptcies, CAE could experience the cancellation of aircraft orders, reduction in FFS demand and lower demand for pilot recruitment, placement, and training. Despite the temporary global shock caused by the COVID-19 pandemic, the business aviation industry is expected to grow in the long term due to demand recovery combined with the introduction of new aircraft models and technologies.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations (including the grounding order of the 737 MAX aircraft by global civil aviation authorities and the uncertainties surrounding the implications of the U.K.’s departure from the EASA at the end of calendar 2020 as a result of Brexit), price and other competitive factors, fuel prices and geopolitical environment. Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, epidemics, pandemics, the prolonged continuation or future waves of the novel coronavirus, natural disasters, prolonged economic recessions, the interruption of global mobility including travel bans and border restrictions, oil price volatility, increased global environmental regulations or other major world events.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving any of our major commercial airline customers could impact our revenues and limit our opportunity to generate profits from those customers. Finally, prolonged reduction in operations as a result of COVID-19 could drive an increase of bankruptcies amongst airlines.
Regulatory matters
Our businesses are heavily regulated. We deal with many government agencies and entities and are subject to laws and regulations such as export controls, health, national security and aviation authority of each country. These regulations may change without notice, which could impact our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions.

The export of CAE’s technology and services is subject to export permit approvals and regulatory requirements, which can sometimes take several months to go through the approval process. These can result in delays in obtaining export permits or even prevent us from exporting to certain countries, entities or people in or from a country, and result in negative financial impacts.

We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition and we cannot be certain that we will be permitted to sell or licence certain products to customers or otherwise export CAE’s technology and services, which could cause a potential loss of revenue for us. Any changes in governmental policy or government actions resulting form the COVID-19 pandemic could disrupt our supply chain, prevent the sale or delivery of our products, or result in export license delays.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Natural or other disasters
Extreme weather conditions or natural or other disasters, such as earthquakes, fires, floods, pandemics, epidemics (such as COVID-19) and similar events could disrupt our operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. CAE maintains insurance for certain risks and may be adequately covered for said risks, however, insurance may not be available, or limits may not be adequate to cover all significant risk exposures. For example, CAE is not covered from the financial losses caused by communicable disease, including viruses and other epidemics, as certain coverages are not available for commercially reasonable terms. It is not certain whether there will be any insurance products in the future covering the risks of communicable disease.

40 I CAE Financial Report 2020

Management’s Discussion and Analysis

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to its reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Climate changes
Increased public awareness and growing concerns about climate change and the global transition to a low carbon economy result in a broad range of impacts, including potential strategic, reputational and structural related risks for CAE and its business partners and the emergence and evolvement additional environmental and climate change regulations, frameworks, and guidance. Increasing regulatory expectations create a new set of compliance risks that need to be managed. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present.

In addition, concerns about the environmental impacts of air travel, the “anti-flying” movement and tendencies towards “green” travel initiatives have contributed to higher levels of scrutiny with respect to emissions which could have the effect of reducing demand for air travel and could materially adversely impact our aviation business and reputation. As a result of these increased concerns, we announced that we have committed to become carbon neutral by summer 2020; should we not achieve this objective, it could be badly received or result in further damage to our reputation.

10.3      Risks relating to the Company
Evolving standards and technology innovation
The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as artificial intelligence, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks that would need to be managed effectively.

Our ability to penetrate new markets
Penetration of the new markets represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us. In particular, we may be exposed to increased risks in the current year as a result of the development of our CAE Air1 ventilator, as we attempt to enter the medical equipment market.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec through IQ and the SA2GE program, and the Government of Canada through its SADI and SIF. The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may incur cost overruns in developing new products.

CAE Financial Report 2020 I 41

Management’s Discussion and Analysis

Fixed-price and long-term supply contracts
We provide our products and services mainly through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations and revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

Procurement and OEM leverage
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Product integration and program management
Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated which may impact timing and profitability.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party license agreements, such as our partnership with the Saudi National Company of Aviation to create a CAE Authorized Training Centre in the Middle East. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. We control and manage the use of our brand and ensure that our partners and suppliers meet rigorous standards to ensure that our brand value is preserved. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

42 I CAE Financial Report 2020

Management’s Discussion and Analysis

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk, however, the temporary compensation measures put in place during the COVID-19 pandemic could result in increased risks of losing talent to industries that have not been as severely impacted. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to engineers, technical and pilot instructors and general management domains. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees, our business, results from operations and financial condition could be materially adversely affected. Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found.

Labour relations
Approximately 2,600 employees are represented by unions and are covered by 55 collective agreements as of March 31, 2020. These differing collective bargaining agreements have various expiration dates. While we maintain positive relationships with our respective unions, the re-negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted location which could adversely affect service to our customers and to our financial performance.

Liability risks that may not be covered by indemnity or insurance
We are exposed to liabilities that are unique to the products and services we provide, as our business is complex, international and involves extensive coordination and integration with numerous suppliers, large numbers of highly-skilled employees and partners, advanced technologies and stringent regulatory requirements and performance and reliability standards.

Accordingly, we may be exposed to claims and litigation, including claims for personal injury, illness, death, property damage or business interruption, arising from:

–	Deficiencies in our simulation products and services that directly or indirectly cause damage and/or injury;

–	Deficiencies in training programs or our training services delivery that directly or indirectly cause damage or injury;

–	Incidents occurring during the use of equipment that we have manufactured or operate;

–	Incidents involving products and services that we have provided, including claims for personal injuries or death;

–	Deficiencies in our live flight training equipment, personnel or operations that directly or indirectly cause damage or injury;

–
Deficiencies in our mitigation and protective measures implemented to reduce the risk of a potential COVID-19 outbreak in one of our facilities or failure to adequately protect our customers, employees, contractors, workers and visitors from the virus.

Substantial costs could adversely impact our financial condition, cash flows, or operating results. In some but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers. Although we maintain insurance coverage from established insurance carriers to cover these risks, our insurance coverage may be inadequate to cover all claims and liabilities, the amount of such insurance coverage may not be sufficient, and we may be forced to bear substantial costs. Any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could result in significant investment and negatively affect our reputation with our customers and the public. It also could affect the cost and availability of adequate insurance in the future.

Warranty or other product-related claims
We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators via acquisitions. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly, there could be warranty claims or we may incur significant additional costs to modify or retrofit these products. Correcting these defects could require significant additional costs. If a defective product is integrated into our customers' equipment, we could face product liability claims based on damages to the customers' equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We may also be subject to product liability claims relating to equipment and services related to discontinued operations sold in the past.

CAE Financial Report 2020 I 43

Management’s Discussion and Analysis

Mergers, acquisitions, joint ventures, strategic alliances or divestitures
As part of our growth strategy, at times we engage in business acquisitions or form joint ventures and strategic alliances. The realization of anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise. We also may make strategic divestitures from time to time. These transactions may result in continued involvement in the divested businesses, such as through guarantees and transition services following the transaction.

Reputational risk
Reputational risk may arise under many situations including, among others, quality or performance issues on our products or services, inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies, failure to maintain ethically and socially responsible operations, injuries or death arising from health and safety incidents during the operation process or training activities, or alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners. Any negative publicity about, or significant damage to, our image and reputation could have an adverse impact on customer perception and confidence and may cause the cancellation of current work or influence our ability to obtain future sales or award of a contract. Furthermore, any unethical conduct by one of our suppliers or subcontractors or any allegations of unfair or illegal business practices by a supplier or subcontractor could also negatively affect our image and reputation. An occurrence of any of these situations could materially adversely affect our business and financial results.

Perceptions pertaining to social and governance approaches have changed in the recent years, and many customers and investors now agree that these issues have become a current concern and could affect corporate profitability and reputation.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (MSI). If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion.

A separate board of directors has been established to oversee the management and operations of MSI. Under the Proxy Agreement, we, and our board of directors, are restricted in our oversight over MSI’s separate board of directors and its management. In addition, under U.S. Department of Defense rules and procedures, subject to a limited number of restricted matters (such as the sale or disposal of MSI’s assets; corporate mergers, consolidations, or reorganizations relating to MSI; pledges, mortgages or other encumbrances on the capital stock of MSI for purposes other than obtaining working capital; the dissolution of MSI; and the filing of a bankruptcy petition with respect to MSI) MSI board of directors acts independently and has sole authority to make all decisions regarding the management of MSI and its business. The actions taken or not taken by the management or MSI board of directors could have an impact on our growth, reputation and profitability.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.
Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue in fiscal 2021.

44 I CAE Financial Report 2020

Management’s Discussion and Analysis

Returns to shareholders
Payment of dividends, the repurchase of shares under our NCIB program and other cash or capital returns to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

Given the impacts of the COVID-19 pandemic, CAE’s Board of Directors has approved a suspension of dividend payments to common shareholders and share repurchases under our NCIB program to preserve liquidity. This position will be reviewed on a quarterly basis and payments will resume as soon as it is appropriate.

Information technology and cybersecurity
We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. While we strive to leverage technology to meet the growing needs of our customers and enhance the efficiency of our operations, it nevertheless comes with information security and cybersecurity risks.

Due to the size, scale, and global nature of our operations, our heavy reliance on the internet to conduct day-to-day business activities, our intricate technological infrastructure, our business relationships with aircraft OEMs and defence and security customers and our use of third party service providers, we are subject to heightened risks. These risks include information technology system failures and non‑availability, cyber-attacks, cyber extortion, breaches of systems security, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial‑of‑service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

These IT and cybersecurity risks could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and defence and security customers, expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

A series of governance processes are in place to mitigate these risks. To address the challenges of the evolving cyber threat landscape and as the volume and sophistication of cyber-attacks continue to increase, we continuously review our security measures. We have developed a three year cybersecurity program in order to cope with these increasing threats. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. However, we may find it necessary to make further investments to protect our data and infrastructure, as well as our customers data, against cyber-attacks.

The increased volume of employees working remotely and using online video conferencing and collaborative platforms due to COVID-19 social distancing measures could result in increased cybersecurity threats. In order to manage these threats, we have increased our monitoring of these threats, we have accelerated certain initiatives and we have been working with third parties to focus on our 24/7 monitoring of our activities.

The amount of cyber insurance coverage that we maintain may not be adequate nor sufficient to cover the claims or liabilities resulting from cyber-attacks. Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation and the adoption of emerging technologies, such as artificial intelligence and machine learning, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.
Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability, and can have a negative impact on our reputation. To cope with these risks we have implemented a third party vendor cybersecurity risk process in order to ensure that our suppliers have the appropriate level of controls over the process of CAE information assets outsourced to them.

CAE Financial Report 2020 I 45

Management’s Discussion and Analysis

Data privacy
The management, use and protection of data, including sensitive data, are becoming increasingly important, particularly given the high value attributed to data and the potential exposure to operational risks, reputational risks, and regulatory compliance risks and the coming into force of the General Data Protection Regulation by the European Union in May 2018, and the expected proliferation of similar regulatory frameworks in other regions, such as the enactment of the California Consumer Privacy Act in January 2020. Further, as our collaboration with third parties continues to grow and as we adopt new technologies and business models, our potential exposure to regulatory compliance, operational and reputational risk increases.

If we fail to comply with applicable privacy laws, we could be subject to regulatory penalties, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results.

Furthermore, the adoption of emerging technologies, such as cloud computing, artificial intelligence, process automatization and robotics could lead to both new and complex risks that require continued focus and investment to manage effectively. We identify, assess and manage the operational risk associated with the implementation of new technologies prior to their adoption.
10.4      Risks relating to the market
Foreign exchange
Our operations are global with more than 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our network of foreign training and services operations, our production operations outside of Canada (Germany, and U.S.) and our production operations in Canada. A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Availability of capital
We depend, in part, upon our debt funding. We have various debt facilities with maturities ranging between April 2020 and July 2043, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including a decline in our financial performance, outlook or our credit ratings, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our credit facilities have certain financial covenants that require us to maintain a minimum leverage ratio. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital and we would be required to obtain an amendment or waiver from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Credit risk
We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings, cash flow and shareholders' equity. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

46 I CAE Financial Report 2020

Management’s Discussion and Analysis

During the last quarter of fiscal 2020, the markets experienced a high level of fluctuations due to the impacts of COVID-19. The decrease in value of our plan assets was however offset by an increase in the pension discount rates. Depending how the markets fluctuate, additional cash contributions may be required to fund our defined benefit and defined contribution pension plans. This may have a negative effect on our operations and financial results.

Doing business in foreign countries
We have operations in over 35 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up more than 90% of revenue in fiscal 2020. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing attributable to international operations:

–	Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;

–	Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions trade, work or travel restrictions and other restrictions;

–	Recessions and other economic crises in other regions, or specific foreign economies and the impact on our cost of doing business in those countries;

–	Acts of war, civil unrest, force majeure and terrorism;

–	Social, economic and geopolitical instability;

–	Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;

–	Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;

–
Difficulties, delays and expense that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions;

–	Complexity and corruption risks of using foreign representatives and consultants.

Also, changes to the regulatory environment in countries in which we do business may lead to higher custom tariffs, stricter trade policies, changes in the sanctions regime, export restrictions and other restrictions, that may have a negative impact on our sales, financial results and business model.

Geopolitical uncertainty
Global uncertainty continued to intensify throughout fiscal 2020 and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable.

Rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

The social, political and economic impacts of the changing political landscape in Europe pertaining to the exit of the United Kingdom from the European Union (EU) as of January 31, 2020 may lead to increased complexity in terms of regulations and increased geopolitical and economic risks and could cause disruptions to and create uncertainty surrounding our businesses, including affecting our relationships with existing and future customers, suppliers and employees. The withdrawal transition period will last until December 31, 2020 during which time the U.K. will remain part of the EU’s customs union and single market and will work towards negotiating a trade deal with the EU before the transition period ends. Uncertainties pertaining to the political direction of the U.S. and the current Chinese-American trade tension may continue to impact global economic growth prospects and market sentiment.

Anti-corruption laws
Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results. Additionally, many governments have introduced temporary tax relief measures as a result of the COVID-19 pandemic and there is a risk that we will not qualify for them all.

CAE Financial Report 2020 I 47

Management’s Discussion and Analysis

11.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 31 of our consolidated financial statements.

Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2020	2019
Accounts receivable	$51.2	$33.9
Contract assets	38.5	13.4
Other non-current assets	25.6	18.7
Accounts payable and accrued liabilities	5.7	2.2
Contract liabilities	28.8	30.7
Other non-current liabilities	1.7	1.6

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2020	2019
Revenue	$166.0	$65.5
Purchases	2.5	2.4
Other income	1.5	1.4

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include certain executive officers. The compensation of key management for employee services are as follows:

(amounts in millions)	2020	2019
Salaries and other short-term employee benefits	$6.5	$6.4
Post-employment benefits – defined benefit plans	2.5	1.9
Share-based payments expense	(8.8)	18.9
	$0.2	$27.2

48 I CAE Financial Report 2020

Management’s Discussion and Analysis

12.   CHANGES IN ACCOUNTING POLICIES

12.1     New and amended standards adopted
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which replaced IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease liability for substantially all leases. Lessors continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

We adopted IFRS 16 effective April 1, 2019. We elected to use the modified retrospective approach. Under this approach, the comparative information was not restated and the cumulative effect of initially applying IFRS 16 was recognized in equity at the date of initial application, on April 1, 2019.

We have elected to apply the following transitional practical expedients:

–	Maintain previous assessment of whether a contract is, or contains, a lease at the date of initial application;

–	Use of hindsight when evaluating the lease term if a contract contains options to extend or terminate the lease;

–	Recognize short-term leases and leases of low-value assets as a lease expense on a straight-line basis, consistent with current IAS 17 accounting;

–	Account for leases for which the remaining lease term ends within 12 months of the effective date as short-term leases;

–	Adjust the right-of-use asset by the amount of the previously assessed IAS 37 onerous contract provision as an alternative to an impairment review;

–	Exclude initial direct costs from the measurement of the right-of-use asset at the date of initial application;

–	Measure the right-of-use asset as if IFRS 16 had been applied since the lease commencement date using the incremental borrowing rate at the date of initial application.

Where we are a lessee, IFRS 16 resulted in on-balance sheet recognition of most of its leases that were previously considered operating leases under IAS 17 unless they met the short-term or low-value exemption.

For the consolidated statement of financial position, this resulted in the recognition of new right-of-use assets of $226.8 million and new lease liabilities of $265.8 million, presented as part of the long-term debt, discounted using the incremental borrowing rate as at April 1, 2019 (weighted average rate applied was 5.4%). In addition, we had existing finance lease assets of $206.0 million under IAS 17 that were reclassified to right-of-use assets.

For the consolidated income statement, depreciation expense on the right-of-use assets and interest expense on the lease liabilities are incurred, replacing the operating lease expense previously recognized under IAS 17 accounting.

For the consolidated statement of cash flows, the principal repayments of the lease liabilities are presented in financing activities, whereas previously operating lease payments under IAS 17 accounting were presented in operating activities.

The cumulative effect of the impacts of adopting IFRS 16 on the consolidated statement of financial position as at April 1, 2019 are presented in the table below:

	March 31	IFRS 16	April 1
(amounts in millions)	2019	Adjustments	2019
Assets
Total current assets	$2,112.9	$(3.3)	$2,109.6
Property, plant and equipment	2,149.3	(206.0)	1,943.3
Right-of-use assets	—	432.8	432.8
Investment in equity accounted investees	312.1	(3.7)	308.4
Other non-current assets	2,591.2	0.3	2,591.5
Total assets	$7,165.5	$220.1	$7,385.6

Liabilities and equity
Current portion of long-term debt	$264.1	$31.8	$295.9
Other current liabilities	1,625.4	(4.3)	1,621.1
Total current liabilities	$1,889.5	$27.5	$1,917.0
Long-term debt	2,064.2	234.0	2,298.2
Other non-current liabilities	801.8	(13.9)	787.9
Total liabilities	$4,755.5	$247.6	$5,003.1
Total equity	$2,410.0	$(27.5)	$2,382.5
Total liabilities and equity	$7,165.5	$220.1	$7,385.6

CAE Financial Report 2020 I 49

Management’s Discussion and Analysis

The difference between the amount of new lease liabilities recognized as at April 1, 2019 and our future aggregate minimum lease payments under non-cancellable operating leases as at March 31, 2019, which amounted to $274.1 million, is mainly due to the discounting factors applied to the lease payments, the inclusion of optional renewal period reasonably certain to be exercised, and the exclusion of leases payments for short-term lease and low-value lease.

IFRIC 23 - Uncertainty over income tax treatments
In June 2017, the IASB released IFRIC 23 - Uncertainty over Income Tax Treatments, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 - Income Taxes. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities’ examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

IFRIC 23 was adopted effective April 1, 2019 and resulted in no significant adjustment.

Amendment to IAS 19 - Employee benefits
In February 2018, the IASB released an amendment to IAS 19 - Employee Benefits, which clarifies how to account for plan amendments, curtailments and settlements on defined benefits plans. The amendment requires the use of updated actuarial assumptions to determine current service cost and net interest for the period after a plan amendment, curtailment or settlement.

This amendment to IAS 19 was adopted April 1, 2019 and will apply to any plan amendments, curtailments or settlements occurring subsequent to April 1, 2019.

12.2     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.
Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 26 of our consolidated financial statements for further details regarding assumptions used.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

50 I CAE Financial Report 2020

Management’s Discussion and Analysis

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we are required to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 19 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 8.0% to 15.0%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6.0% to 9.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2020 by approximately $2.8 million (2019 - $3.5 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Impact of the COVID-19 pandemic
The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to our business operations. The rapidly evolving situation has created a high level of uncertainty and risk that may result in significant impacts on our business, financial performance and operations.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of our net assets.

Goodwill impairment test
We performed our annual impairment test for goodwill during the fourth quarter of fiscal 2020. Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to our operating segments or one level below. The value in use of each CGU is calculated using estimated cash flows derived from our five-year strategic plan. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. Significant assumptions and estimates are used to determine the expected growth rates embedded in our cash flow projections and the discount rate based on observable market data during the fourth quarter.

Based on the results of our impairment test, we recorded an impairment charge of goodwill of $37.5 million in relation to the Healthcare CGU. See Note 26 of our consolidated financial statements for further details regarding assumptions used.

CAE Financial Report 2020 I 51

Management’s Discussion and Analysis

Impairment of non-financial assets
We have considered the impact of the COVID-19 pandemic on our assessment of impairment indicators, which required significant judgement. We have reviewed our property, plant and equipment, right-of-use assets, amortizable intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Where impairment indicators were identified in the Civil Aviation Training Solutions segment, no significant impairment charge has been recorded. No impairment indicators were identified in the Defence and Security and Healthcare segments.

Expected credit loss
We have considered the impact of the COVID-19 pandemic on the expected credit loss of our financial instruments (mainly trade receivable and contract assets). The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information as at March 31, 2020. As a result of this review, no significant credit loss allowances adjustments have been recorded.

13.   CONTROLS AND PROCEDURES
The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators, certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

13.1     Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2020. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2020.

13.2   Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2020, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

14.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.
15.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

52 I CAE Financial Report 2020

Management’s Discussion and Analysis

16.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the years 2018 through to 2020.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Earnings per share before specific items	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69
Fiscal 2019(1)
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Earnings per share before specific items	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72
Fiscal 2018(1)
Revenue	$656.2	618.2	828.2	720.9	2,823.5
Net income	$61.2	62.1	145.8	85.6	354.7
Equity holders of the Company	$59.6	60.3	143.8	82.3	346.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic EPS attributable to equity holders of the Company	$0.22	0.22	0.54	0.31	1.29
Diluted EPS attributable to equity holders of the Company	$0.22	0.22	0.53	0.31	1.28
Earnings per share before specific items	$0.22	0.20	0.38	0.31	1.11
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70

(1) Figures have not been restated to reflect the adoption of IFRS 16. Refer to Changes in accounting policies for further details.

CAE Financial Report 2020 I 53

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2020	Q4-2019	FY2020	FY2019(1)	FY2018(1)
Civil Aviation Training Solutions
Revenue	$601.9	$593.4	$2,167.5	$1,875.8	$1,625.3
Segment operating income	151.5	115.5	473.3	344.3	330.1
Operating margins (%)	25.2	19.5	21.8	18.4	20.3
Defence and Security
Revenue	$341.8	$387.9	$1,331.2	$1,306.7	$1,083.0
Segment operating income	32.4	50.7	104.8	131.5	123.9
Operating margins (%)	9.5	13.1	7.9	10.1	11.4
Healthcare
Revenue	$33.6	$40.7	$124.5	$121.6	$115.2
Segment operating (loss) income	(37.4)	4.2	(41.0)	4.8	8.8
Operating margins (%)	—	10.3	—	3.9	7.6
Total
Revenue	$977.3	$1,022.0	$3,623.2	$3,304.1	$2,823.5
Segment operating income	146.5	170.4	537.1	480.6	462.8
Operating margins (%)	15.0	16.7	14.8	14.5	16.4

Selected annual information for the past five years

(amounts in millions, except per share amounts and exchange rates)	2020	2019(1)	2018(1)	2017(1)	2016(1)
Revenue	$3,623.2	$3,304.1	$2,823.5	$2,704.5	$2,512.6
Net income	318.9	340.1	354.7	256.6	230.3
Equity holders of the Company
Continuing operations	311.4	330.0	346.0	252.0	239.3
Discontinued operations	—	—	—	(0.5)	(9.6)
Non-controlling interests	7.5	10.1	8.7	5.1	0.6
Average exchange rate, U.S. dollar to Canadian dollar	1.33	1.31	1.28	1.31	1.31
Average exchange rate, Euro to Canadian dollar	1.48	1.52	1.50	1.44	1.45
Average exchange rate, British pound to Canadian dollar	1.69	1.72	1.70	1.71	1.98
Financial position:
Total assets	$8,483.6	$7,165.5	$5,780.2	$5,354.8	$4,996.7
Total non-current financial liabilities(2)	3,301.9	2,242.8	1,380.6	1,370.8	1,318.6
Total net debt	2,365.7	1,882.2	649.4	750.7	787.3
Per share:
Basic EPS attributable to equity holders of the Company
Continuing operations	$1.17	$1.24	$1.29	$0.94	$0.89
Discontinued operations	—	—	—	—	(0.04)
Diluted EPS attributable to equity holders of the Company
Continuing operations	1.16	1.23	1.28	0.93	0.89
Discontinued operations	—	—	—	—	(0.04)
Earnings per share before specific items	1.34	1.25	1.11	1.03	0.86
Dividends declared	0.43	0.39	0.35	0.315	0.295

(1) Figures have not been restated to reflect the adoption of IFRS 16. Refer to Changes in accounting policies for further details. Figures in fiscal 2017 and 2016 have not been restated to reflect the adoption of IFRS 15 which was effective fiscal 2019.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

54 I CAE Financial Report 2020